Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2021

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2021

Table of Contents	Page
Corporate Data	3
Corporate Governance Report	4 – 10
Commentary of the Directors	11
Certificate from the Secretary	12
Independent Auditors’ Report	13 – 19
Consolidated Statement of Financial Position	20
Consolidated Statement of Profit or Loss and Other Comprehensive Income	21
Consolidated Statement of Changes in Equity	22– 24
Consolidated Statement of Cash Flows	25
Notes to the Consolidated Financial Statements	26 – 95

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	-
2	Aditya Tim Guleri	April 03, 2007	-
3	Gyaneshwarnath Gowrea	February 11, 2009	August 20, 2020
4	Rajesh Magow	November 06, 2012	-
5	James Jianzhang Liang	January 27, 2016	-
6	Paul Laurence Halpin	April 30, 2018	-
7	Jane Jie Sun	August 30, 2019	-
8	Cindy Xiaofan Wang	August 30, 2019	-
9	Xing Xiong	August 30, 2019	-
10	Xiangrong Li	September 6, 2019	-
11	Hyder Aboobakar	August 20,2020	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company” or the “Group”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2021, the Company had five (5) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
4.	Ibibo Group Private Limited	March 23, 2012	India
5.	Bitla Software Private Limited	June 29, 2007	India

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight (8) non-executive directors.

Directors

Independent

1. Aditya Tim Guleri

2. Paul Laurence Halpin

3. Xiangrong Li

Non-Executive

1. Aditya Tim Guleri

2. Cindy Xiaofan Wang

3. Hyder Aboobakar

4. James Jianzhang Liang

5. Jane Jie Sun

6. Paul Laurence Halpin

7. Xing Xiong

8. Xiangrong Li

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

The Directors profile

Unless otherwise indicated, the business address for the directors is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002.

1.

Deep Kalra is our founder, group executive chairman and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive chairman include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 29 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurgaon and also serves on the board of the Gurgaon Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 28 years of experience in the Information Technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and again from June 2017 to February 2021. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

3.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily Information Technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Applitools, Astronomer, Balto, Commerce Fabric, Enable, LeadGenius, Phenom People, Radius, Sedai, Speedscale and SupportLogic. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

4.

Cindy Xiaofan Wang was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Wang has served as the chief financial officer of Trip.com since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Trip.com from January 2008. Ms. Wang joined Trip.com in 2001 and has held a number of managerial positions at Trip.com. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. She is an observer on the board of directors of Huazhu Group Limited (NASDAQ:HTHT, SEHK:1179). Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA). The business address of Ms. Wang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

5.

Hyder Aboobakar was appointed to our board of directors on August 20, 2020 and is one of our resident directors in Mauritius. Mr. Hyder is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Hyder served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Hyder has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Hyder is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics and Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals. The business address of Mr. Aboobakar is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, 11324, Mauritius.

6.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong (HKSE:7080). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

7.

Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. The business address of Ms. Sun is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 as a nominee of MIH Internet. He has remained on our board following the completion of the Naspers-Trip.com Transaction as a nominee of Trip.com. Mr. Halpin held various leadership positions in the financial services industry at PwC Dublin, London and Johannesburg during his 25-year career from 1979 until 2004. Between 2004 to 2011, having relocated to Mauritius in 2004, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, and several companies within the Multichoice International Holdings group. His previously held roles include Lloyd’s general representative for Mauritius. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland. He is a Fellow of the Mauritius Institute of Directors and a Member of the Mauritius Institute of Professional Accountants. The business address of Mr. Halpin is Unit 8, East Rock, Coastal Road, Roches Noires, Mauritius.

9.

Xiangrong Li was appointed to our board of directors on September 6, 2019. Ms. Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since September 2016. Ms. Li was employed with Unilever in various positions from 1993 to 2010, including serving as the financial controller for the greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN, merged with Beijing Tourist Hotel (Group) Co. Ltd in 2016) from August 2014 to September 2016. Ms. Li obtained her Bachelor’s degree in International Accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a Master’s degree in Executive Management Business Administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. The business address of Ms. Li is 124, Caobao Road, Shanghai, China.

10.

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com. He joined Trip.com as Senior R&D Director in April 2013 and became the vice president of Technology. and the chief executive officer of the Flight Ticket Group of Trip.com. Prior to working at Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience in the travel industries. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of two members, Xiangrong Li and Aditya Tim Guleri and one non-voting observer, Cindy Xiaofan Wang. The chairman is Xiangrong Li. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Xiangrong Li qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of Xiangrong Li and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	annually reviewing the independence of our independent auditors;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and our independent auditors;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our independent auditors; and

•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer.

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, Xiangrong Li, James Jianzhang Liang and Cindy Xiaofan Wang. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of Category1 Global Business License issued by the Financial Services Commission of Mauritius, is not required under Mauritius Companies Act to establish a nominations committee.

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;
•	appointing officers and determining the term of office of officers;
•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 38 of these consolidated financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our Catergory1 Global Business License – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 13 to 19 and the consolidated statement of profit or loss and other comprehensive income is set out on page 21 of these consolidated financial statements.

Audit fees

Audit fees payable to statutory auditor (KPMG Mauritius) for the year amounted to USD 16,308 (2020: USD 15,100). Further, aggregate audit fees for services rendered by KPMG Assurance and Consulting Services LLP and its affiliates to us, including our subsidiaries, in financial year ended March 31, 2021 amounted to USD 730,004 (March 31, 2020: USD 538,878).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2020 and 2021 are as follows:

	(in ‘USD 000’)
	For the year ended March 31
Particulars	2020	2021
Total income	512,592	167,112
Total expenses	(942,002)	(234,795)
Finance income	3,362	12,100
Finance costs	(21,433)	(4,798)
Share of loss of equity -accounted investees	(65)	(168)
Income tax benefit	29	4,507
Loss for the year	(447,517)	(56,042)

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Mauritius Companies Act requires the directors to prepare consolidated financial statements for each financial year, which present fairly the consolidated financial position, consolidated financial performance and the consolidated cash flows of the group. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the group;
•	disclose with reasonable accuracy at any time the financial position of the group; and
•

would enable them to ensure that the consolidated financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Company and its subsidiaries ability to continue as a going concerns and have no reason to believe that the businesses will not be a going concerns for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2021.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: July 13, 2021

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of MakeMyTrip Limited and its subsidiaries (the Group) set out on pages 20 to 95, which comprise the consolidated statement of financial position as at 31 March 2021, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited as at 31 March 2021, and of its financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Legal proceedings and provision for litigation Refer to note 3(k) Provisions and contingent liabilities and note 32 Provisions
Key audit matter	How the matter was addressed in our audit
As at 31 March 2021, the Group carries an amount of USD 30.8 million as a provision in relation to ongoing litigation with respect to a legal dispute against the Group.	The primary procedures we performed to address this key audit matter included the following:

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the consolidated financial statements (continued)

Key audit matters (continued)

Legal proceedings and provision for litigation Refer to note 3(k) Provisions and contingent liabilities and note 32 Provisions
Key audit matter	How the matter was addressed in our audit

The Group records a provision for the anticipated settlement costs of legal disputes against the Group where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome, while the Group discloses a contingent liability where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, unless the probability of outflow of economic benefits is remote.

We identified the assessment of the provision related to an ongoing legal dispute against the Group as a key audit matter. The Group’s evaluation of the potential outcomes of the legal dispute, including potential settlements and appeals, involves significant judgement. This required a high degree of auditor judgement and effort in performing audit procedures and evaluating the Group’s assessment of the likely outcome associated with the ongoing legal dispute.

•      Evaluated the design and implementation and tested the operating effectiveness of certain key controls relating to the Group’s evaluation of the legal dispute, including controls over evaluating the potential outcomes of the legal dispute and determining whether the amount of loss can be reliably estimated.

•      Evaluated the Group’s assessment regarding the potential outcomes of the legal dispute and the adequacy of the provision recognised by performing the following procedures:

•      Inquired with those charged with governance as to their assessment of the potential outcome of the legal dispute.

•      Inspected relevant documents pertaining to the case facts of the legal dispute, which includes correspondence with the tribunal/court and the legal opinion obtained from external experts.

•      Corroborating management’s assessment of the potential outcome of the legal dispute to the independent letter of audit inquiry obtained from external legal counsel.

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the consolidated financial statements (continued)

Key audit matters (continued)

Evaluation of reallocation and impairment of goodwill Refer to note 3(f)(i) Intangible assets and goodwill, note 3(i) (ii) Impairment and note 19 Intangible assets and goodwill
Key audit matter	How the matter was addressed in our audit

The total goodwill balance as at 31 March 2021 is USD 619.9 million. On January 31, 2021, the Group completed the integration of the air ticketing business of MakeMyTrip India Private Limited (MMT) and Ibibo Group Private Limited (GO), and of the hotels and packages businesses of MMT and GO, pursuant to the Group drawing significant synergies and benefits from the integrated businesses. Accordingly, the Group changed the composition of its cash-generating units (CGUs) given that management monitors operations and makes decisions for the combined air ticketing business (MMT and GO) and for the combined hotels and packages business (MMT and GO).

The goodwill which was initially allocated to the ibibo Group - Goibibo CGU (at the time of acquisition of the ibibo Group) has thus been reallocated to the newly established CGUs using a relative fair value approach and has been reassessed for impairment at the level of the air ticketing and hotels and packages CGUs. As a consequence of the goodwill reallocation, the allocation of goodwill to the CGUs as at 31 March 2021 is: air ticketing USD 248.7 million, hotels and packages USD 225.0 million, ibibo Group - redBus USD 136.8 million and other CGUs USD 9.4 million.

The primary procedures we performed to address this key audit matter included the following:

•      Evaluated the design and implementation and tested the operating effectiveness of certain key controls relating to the Group’s goodwill impairment assessment process, including controls over the change in composition of CGUs and its consequential impact on the reallocation of goodwill to those CGUs, the estimated revenue growth, the EBITDA margin, the terminal value growth rate and the discount rate.

•      Evaluated the appropriateness of the basis for change in the composition of CGUs by assessing the level at which independent cash inflows are generated and the integration of the businesses in areas such as supply agreements, technology, and the changes to the internal reporting and monitoring structures.

•      Compared the Group’s historical forecast revenue growth and EBITDA margin with the actual results over the same period to assess the Group’s ability to forecast accurately, thereby also assessing the appropriateness of the Group’s estimated revenue growth and EBITDA margin through comparison of the projections to the underlying approved business strategies and growth plans.

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the consolidated financial statements (continued)

Key audit matters (continued)

Evaluation of reallocation and impairment of goodwil Refer to note 3(f)(i) Intangible assets and goodwill, note 3(i) (ii) Impairment and note 19 Intangible assets and goodwill
Key audit matter	How the matter was addressed in our audit

Goodwill is tested annually for impairment, and an impairment loss is recognised if the carrying amount of the goodwill exceeds its recoverable amount. The recoverable amount is determined as the value-in-use of the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets (“cash-generating unit” or “CGU”) to which the goodwill has been allocated, using a discounted cash flow method based on the expected cashflows of the CGU.

We identified the reallocation of the goodwill related to the former ibibo Group - Go ibibo CGU to the newly established CGUs and the subsequent evaluation of the impairment thereof in relation to the air ticketing and hotels and packages CGUs as a key audit matter. A high degree of auditor judgement was required in evaluating the Group’s change in the composition of the CGUs structure and the reallocation of goodwill, and the Group’s significant assumptions, including the estimated revenue growth, the EBITDA margin, the terminal value growth rate and the discount rate used to calculate the value-in-use.

•      Performed sensitivity analyses over estimated revenue growth, EBITDA margin, and the terminal value growth rate and the discount rate to assess the impact of changes in these metrics on the recoverable amount.

•      In addition, we involved valuation professionals with specialised skills and knowledge who assisted in:

•      Evaluating the appropriateness of the discount rate used in the Group’s discounted cash flow model by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities;

•      Evaluating the appropriateness of the terminal value growth rate used in the Group’s discounted cash flow model by comparing it against the long-term expected growth rate and inflation rate of the economy in which the CGUs operate.

Other information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors, Certificate from the Secretary, but does not include the consolidated financial statements and our auditors' report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the consolidated financial statements (continued)

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

In preparing the consolidated financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Auditors' Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
•

Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the consolidated financial statements  (continued)

Auditors' Responsibilities for the Audit of the consolidated Financial Statements (continued)

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Use of our report

This report is made solely to the Group’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Group's members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the consolidated financial statements  (continued)

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Chirsto Smith
Ebène, Mauritius	Licensed by FRC

Date: July 16, 2021

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2020	2021
Assets
Property, plant and equipment	18	35,997	22,159
Intangible assets and goodwill	19	721,990	720,907
Trade and other receivables, net	21	2,658	2,154
Investment in equity-accounted investees	8	5,363	5,262
Other investments	9	3,683	5,508
Term deposits	23	207	25,043
Non-current tax assets		34,160	26,710
Other non-current assets	25	131	88
Total non-current assets		804,189	807,831
Inventories		36	40
Current tax assets		4,447	2
Trade and other receivables, net	21	53,407	25,177
Term deposits	23	37,823	129,825
Other current assets	24	53,428	51,069
Cash and cash equivalents	22	129,881	295,066
Total current assets		279,022	501,179
Total assets		1,083,211	1,309,010
Equity
Share capital	26	52	53
Share premium	26	1,985,555	2,021,197
Other components of equity	26	20,227	69,604
Accumulated deficit		(1,147,597)	(1,203,334)
Total equity attributable to owners of the Company		858,237	887,520
Non-controlling interests		4,055	3,667
Total equity		862,292	891,187
Liabilities
Loans and borrowings	28	21,613	201,616
Employee benefits	33	6,335	7,479
Contract liabilities	10	1,548	453
Deferred tax liabilities, net	20	1,777	3,864
Other non-current liabilities	30	9,775	10,217
Total non-current liabilities		41,048	223,629
Loans and borrowings	28	3,971	2,339
Trade and other payables	31	70,747	53,581
Contract liabilities	10	33,364	33,723
Other current liabilities	29	40,989	73,751
Provisions	32	30,800	30,800
Total current liabilities		179,871	194,194
Total liabilities		220,919	417,823
Total equity and liabilities		1,083,211	1,309,010

These consolidated financial statements have been approved by the Board of Directors on July 13, 2021 and signed in its behalf by:

/s/ Rajesh Magow	/s/Hyder Aboobakar
Director	Director

The notes on pages 26 to 95 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

	Note	For the year ended March 31
		2019	2020	2021
Revenue
Air ticketing		166,714	174,361	57,013
Hotels and packages		237,524	235,814	67,976
Bus ticketing		53,745	65,009	24,895
Other revenue	11	28,028	36,345	13,556
Total revenue		486,011	511,529	163,440
Other income	12	220	1,063	3,672
Service cost
Procurement cost of hotels and packages services		160,824	141,404	19,146
Other cost of providing services		12,588	12,916	3,162
Personnel expenses	13	113,567	129,836	105,661
Marketing and sales promotion expenses		192,080	166,603	22,741
Other operating expenses	14	133,295	185,401	51,075
Depreciation and amortization	15	26,817	33,682	33,010
Impairment of goodwill	19	—	272,160	—
Result from operating activities		(152,940)	(429,410)	(67,683)
Finance income	16	6,459	3,362	12,100
Finance costs	16	11,329	21,433	4,798
Net finance income (costs)		(4,870)	(18,071)	7,302
Impairment in respect of an equity-accounted investee	8	(9,926)	—	—
Share of loss of equity-accounted investees	8	(887)	(65)	(168)
Loss before tax		(168,623)	(447,546)	(60,549)
Income tax benefit	17	740	29	4,507
Loss for the year		(167,883)	(447,517)	(56,042)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		(585)	(346)	(199)
Equity instruments at FVOCI - net change in fair value, net of tax		(508)	(1,979)	1,825
		(1,093)	(2,325)	1,626
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax		(72,919)	(73,252)	13,497
		(72,919)	(73,252)	13,497
Other comprehensive income (loss) for the year, net of tax		(74,012)	(75,577)	15,123
Total comprehensive loss for the year		(241,895)	(523,094)	(40,919)
Profit (loss) attributable to:
Owners of the Company		(167,759)	(447,781)	(55,639)
Non-controlling interests		(124)	264	(403)
Loss for the year		(167,883)	(447,517)	(56,042)
Total comprehensive loss attributable to:
Owners of the Company		(241,759)	(523,048)	(40,531)
Non-controlling interests		(136)	(46)	(388)
Total comprehensive loss for the year		(241,895)	(523,094)	(40,919)
Loss per share (in USD)
Basic	27	(1.61)	(4.26)	(0.52)
Diluted	27	(1.61)	(4.26)	(0.52)

The notes on pages 26 to 95 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to owners of the Company
	Other components of equity
	Share	Share		Share	Foreign
	Capital	Premium	Fair	Based	Currency			Non-
	(refer	(refer note	Value	Payment	Translation	Accumulated		Controlling	Total
	note 26)	26)	Reserves	Reserve	Reserve	Deficit	Total	Interests	Equity
Balance as at March 31, 2018	52	1,960,691	3,232	78,804	31,705	(515,850)	1,558,634	298	1,558,932
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(2,090)	—	—	2,090	—	—	—
Adjusted balance as at April 1, 2018	52	1,960,691	1,142	78,804	31,705	(513,760)	1,558,634	298	1,558,932
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	(167,759)	(167,759)	(124)	(167,883)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(72,907)	—	(72,907)	(12)	(72,919)
Equity instruments at FVOCI - net change in fair value	—	—	(508)	—	—	—	(508)	—	(508)
Remeasurement of defined benefit liability	—	—	—	—	—	(585)	(585)	—	(585)
Total other comprehensive income (loss)	—	—	(508)	—	(72,907)	(585)	(74,000)	(12)	(74,012)
Total comprehensive income (loss) for the year	—	—	(508)	—	(72,907)	(168,344)	(241,759)	(136)	(241,895)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	40,002	—	—	40,002	31	40,033
Issue of ordinary shares on exercise of share based awards	—	16,627	—	(16,329)	—	—	298	—	298
Transfer to accumulated deficit on expiry of share based awards	—	—	—	(50)	—	50	—	—	—
Total contributions by owners	—	16,627	—	23,623	—	50	40,300	31	40,331
Balance as at March 31, 2019	52	1,977,318	634	102,427	(41,202)	(682,054)	1,357,175	193	1,357,368

The notes on pages 26 to 95 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
	Other components of equity
	Share	Share		Share	Foreign
	Capital	Premium	Fair	Based	Currency			Non-
	(refer	(refer note	Value	Payment	Translation	Accumulated		Controlling	Total
	note 26)	26)	Reserves	Reserve	Reserve	Deficit	Total	Interests	Equity
Balance as at April 1, 2019	52	1,977,318	634	102,427	(41,202)	(682,054)	1,357,175	193	1,357,368
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	(447,781)	(447,781)	264	(447,517)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(72,964)	—	(72,964)	(288)	(73,252)
Equity instruments at FVOCI - net change in fair value	—	—	(1,979)	—	—	—	(1,979)	—	(1,979)
Remeasurement of defined benefit liability	—	—	—	—	—	(324)	(324)	(22)	(346)
Total other comprehensive income (loss)	—	—	(1,979)	—	(72,964)	(324)	(75,267)	(310)	(75,577)
Total comprehensive income (loss) for the year	—	—	(1,979)	—	(72,964)	(448,105)	(523,048)	(46)	(523,094)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	41,648	—	—	41,648	—	41,648
Issue of ordinary shares on exercise of share based awards	—	8,237	—	(8,237)	—	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	(100)	—	290	190	(190)	—
Total contributions by owners	—	8,237	—	33,311	—	290	41,838	(190)	41,648
Changes in ownership interests in subsidiaries that
do not result in a loss of control
Financial liability for acquisition of non-controlling interest	—	—	—	—	—	(14,550)	(14,550)	—	(14,550)
(refer note 7 (b)
Acquisition of non-controlling interest (refer note 40)	—	—	—	—	—	(3,178)	(3,178)	—	(3,178)
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	4,098	4,098
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(17,728)	(17,728)	4,098	(13,630)
Total transactions with owners	—	8,237	—	33,311	—	(17,438)	24,110	3,908	28,018
Balance as at March 31, 2020	52	1,985,555	(1,345)	135,738	(114,166)	(1,147,597)	858,237	4,055	862,292

The notes on pages 26 to 95 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
	Other components of equity
	Share Capital (refer note 26)	Share Premium (refer note Reserves 26)	Equity component of convertible notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2020	52	1,985,555	—	(1,345)	135,738	(114,166)	(1,147,597)	858,237	4,055	862,292
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(55,639)	(55,639)	(403)	(56,042)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	13,500	—	13,500	(3)	13,497
Equity instruments at FVOCI - net change in fair value	—	—	—	1,825	—	—	—	1,825	—	1,825
Remeasurement of defined benefit liability	—	—	—	—	—	—	(217)	(217)	18	(199)
Total other comprehensive income (loss)	—	—	—	1,825	—	13,500	(217)	15,108	15	15,123
Total comprehensive income (loss) for the year	—	—	—	1,825	—	13,500	(55,856)	(40,531)	(388)	(40,919)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	38,399	—	—	38,399	—	38,399
Issue of ordinary shares on exercise of share based awards	1	35,642	—	—	(35,350)	—	—	293	—	293
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(119)	—	119	—	—	—
Issue of convertible notes (net of tax and issue expenses) (refer note 17)	—	—	31,122	—	—	—	—	31,122	—	31,122
Total contributions by owners	1	35,642	31,122	—	2,930	—	119	69,814	—	69,814
Balance as at March 31, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187

The notes on pages 26 to 95 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2019	2020	2021
Cash flows from operating activities
Loss for the year	(167,883)	(447,517)	(56,042)
Adjustments for:
Depreciation	3,895	9,347	8,973
Amortisation	22,922	24,335	24,037
Impairment of goodwill	—	272,160	—
Provision for litigations	—	30,800	—
Impairment in respect of an equity accounted investee	9,926	—	—
Net (gain) loss on derecognition of property, plant and equipment	(53)	19	406
Profit on disposal of equity accounted investee	—	(700)	—
Gain on lease modification	—	—	(1,912)
Net finance costs (income)	4,870	18,071	(7,302)
Share of loss of equity-accounted investees	887	65	168
Share based payment	40,033	41,631	35,589
Income tax benefit	(740)	(29)	(4,507)
	(86,143)	(51,818)	(590)
Changes in working capital
Change in inventories	(30)	560	(2)
Change in trade and other receivables and contract assets	1,129	(1,974)	34,618
Change in other assets	9,061	15,531	3,649
Change in trade and other payables and contract liabilities	3,454	(82,108)	(18,308)
Change in employee benefits	659	1,504	774
Change in other liabilities	1,766	14,341	32,019
Income tax (paid) received, net	(8,823)	(8,769)	12,366
Net cash generated from (used in) operating activities	(78,927)	(112,733)	64,526
Cash flows from investing activities
Interest received	5,487	4,327	5,967
Proceeds from sale of property, plant and equipment	162	120	423
Redemption of term deposits	205,448	124,076	39,094
Investment in term deposits	(137,233)	(27,999)	(155,523)
Acquisition of property, plant and equipment	(3,456)	(3,538)	(642)
Acquisition of subsidiary, net of cash acquired (refer note 7)	(11,251)	(14,630)	—
Loan given to equity-accounted investee	—	—	(54)
Proceeds from settlement of entitlement from related party	17,101	—	—
Proceeds on disposal of equity accounted investee	—	700	—
Acquisition of intangible assets	(6,247)	(9,223)	(8,128)
Net cash generated from (used in) investing activities	70,011	73,833	(118,863)
Cash flows from financing activities
Proceeds from issuance of convertible notes (including equity component)	—	—	230,000
Direct cost incurred in relation to convertible notes	—	—	(5,970)
Proceeds from issuance of shares on exercise of share based awards	298	*	293
Proceeds from bank loans (refer note 28)	336	702	191
Acquisition of non-controlling interests	—	(3,178)	—
Repayment of bank loans (refer note 28)	(239)	(316)	(505)
Payment of principal portion of lease liabilities	—	(3,481)	(2,045)
Interest paid	(730)	(4,715)	(2,565)
Net cash generated from (used in) financing activities	(335)	(10,988)	219,399
Increase (decrease) in cash and cash equivalents	(9,251)	(49,888)	165,062
Cash and cash equivalents at beginning of the year	187,647	177,990	129,881
Effect of exchange rate fluctuations on cash held	(406)	1,779	123
Cash and cash equivalents at end of the year (refer note 22)	177,990	129,881	295,066
* less than 1

The notes on pages 26 to 95 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or “the Group”) is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, hotels and other travel related services.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited. 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the Nasdaq.

2)	BASIS OF ACCOUNTING
(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on July 13, 2021.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis, except for the following material items:

▪

equity securities at Fair Value through Other Comprehensive Income (FVOCI), financial assets at Fair Value Through Profit or Loss (FVTPL), and financial liabilities at Fair Value Through Profit or Loss (FVTPL)

▪	net defined benefit (asset) liability measured at fair value of plan assets less the present value of the defined benefit obligation.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. Dollar (USD), which is the parent Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency for subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

(d)	Use of Estimates and Judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimates are revised and in any future periods affected.

i)	Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is included in the following notes:

▪

Note 8 – Equity-accounted investees: whether the Group has significant influence over an investee: The Group has a significant influence over another entity if it holds 20% or more of the voting power of the investee. In case the Group holds less than 20% of the voting power of the investees, then the Group applies judgement to determine its significant influence over the investee.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING – (Continued)
i)	Judgements - (Continued)
▪

Note 10 – Revenue recognition: expected usage of loyalty program benefits: Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. Judgement is required to determine the standalone selling price for each distinct performance obligation.

▪	Note 10 - Recognition of revenue on gross/net basis: Recognition of revenue from travel suppliers on gross/net basis requires judgement basis the underlying travel services provided.
▪

Note 17 and 20 – Income taxes: The Group takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events. Further, in assessing the realizability of deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

▪

Note 19 – Determination of Cash Generating Unit (CGU): For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Judgement is involved in determining the CGU/grouping of CGUs for allocation of the goodwill and other assets.

▪	Note 28 - Convertible Notes: The management has applied its judgement in determining the expected future life of the instrument.
▪

Note 37 – Lease term: whether the Group is reasonably certain to exercise extension options: The Group has an option to extend the term of lease at the end of lock-in period in most of its leases. The Group requires to make a judgement, by considering future economic incentives for exercising the extension option in order to ensure reasonable certainty.

ii)	Assumptions and estimation uncertainties
▪

Information about assumptions and estimation uncertainties at March 31, 2021 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

▪

Note 7 – Acquisition of subsidiary: fair value of the consideration transferred and fair value of the assets acquired and liabilities assumed, measured on a provisional basis: These valuations are conducted by external valuation experts and are based on information available at the acquisition date along with expectations and assumptions that have been deemed reasonable by management. Changes in these estimates, and assumptions can materially affect the results of operations.

▪

Note 10 – Revenue recognition: estimate regarding incentive payment from travel suppliers: Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Note 18 and 19 -  Useful life of property plant and equipment and intangible assets: The useful lives of Group's assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. However, changes in economic conditions of the markets, competition and technology, among others, are unpredictable and they may significantly impact the useful lives.

▪

Note 19 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs: In calculating the value in use for the purpose of impairment, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortisation (‘EBITDA’) margins, capital expenditure, long-term growth rates and discount rates to reflect the risks involved.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING – (Continued)
ii)	Assumptions and estimation uncertainties - (Continued)
▪

Note 32 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Group is involved in various legal and tax matters, the outcome of which may not be favorable to the Group. Management in consultation with the legal, tax and other advisers assess the likelihood that a pending claim will succeed. The Group has recognised liabilities based on whether additional amounts will be payable and has included contingent liabilities where economic outflows are considered possible but not probable.

▪

Note 33 – Measurement of defined benefit obligations: key actuarial assumptions: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation. These include the determination of the discount rate, future salary increases and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

▪	Note 34 - Share based payments: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest
▪

Note 35 – Measurement of Expected Credit Loss (“ECL”) allowance for trade receivables and contract assets: The Group considered current and anticipated future economic conditions relating to the countries where it operates. In calculating expected credit loss, the Group has also considered other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the relating to COVID -19 pandemic. Moreover, trade receivables are provided and written off on a case-to-case basis if deemed not to be collectible on the assessment of the underlying facts and circumstances.

Estimation uncertainty relating to COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was first detected and has since spread to other regions, including India, Europe and the United States. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19 pandemic, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many of the customers on whom the Group’s business relies, including hotels and airlines, to curtail drastically their service offerings or to cease operations entirely.

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of calendar year 2020. The COVID-19 pandemic had also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. Our financial and operating results for the full financial year ended March 31, 2021 was severely impacted by these conditions in the domestic and global economy and the travel industry.

The business started to recover gradually following the end of India’s prolonged nationwide lockdown, which was in full effect in April 2020 and most of May 2020. As the impact from the COVID-19 pandemic started to wane initially from second quarter of financial year 2020-21, the domestic business began to rebound even with limited domestic travel, demonstrating the resilience and strong pent up demand of the domestic travel market. The revenue in the third quarter of financial year 2020-21 recovered to 38.7% of revenue generated in the third quarter of financial year 2019-20 and in the fourth quarter of financial year 2020-21 recovered to 75.5% of revenue generated in the fourth quarter of financial year 2019-20. With the commencement of a phased wise rollout of vaccines in India from January 16, 2021, the group witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all the lines of business. However, towards the end of the fourth quarter of financial year 2020-21, India witnessed a rapid resurgence of daily-recorded infection case counts, resulting in a second wave of COVID-19 pandemic.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING – (Continued)
iii)	Assumptions and estimation uncertainties - (Continued)

Estimation uncertainty relating to COVID-19 pandemic – (Continued)

The group currently expect the impact of the second wave of COVID-19 pandemic on the financial results to be greater in the first quarter of the financial year 2021-22 as several state governments in India have enacted lockdowns and travel demand has been significantly impacted during April and May 2021. The extent of the effects of the COVID-19 pandemic on the business, results of operations, cash flows and growth prospects remain uncertain and would be ultimately dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations of the COVID-19 virus. While many countries have begun the process of vaccinating their residents against COVID-19, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new variants of the virus etc., may contribute to delays in economic recovery. The group is cautiously optimistic of domestic travel recovery starting from the second quarter of the financial year 2021-22.

Management believes that the estimates used in the preparation of these consolidated financial statements are reasonable, and management has made assumptions about the possible effects of the COVID-19 pandemic on critical and significant accounting estimates. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in the Group’s consolidated financial statements.

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

(a)	Basis of Consolidation

i)	Subsidiaries

The Group consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

ii)	Investment in Associates (Equity-Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.

Investments in associates are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognised at cost which includes transaction costs and adjusted thereafter to recognise the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognised as a reduction in the carrying amount of the investment. Where the group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence commences until the date on which significant influence ceases.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(a)	Basis of Consolidation – (Continued)
iii)	Non-controlling Interests

Non-controlling interests are measured initially at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Acquisition of some or all of the non-controlling interests is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the non-controlling interests is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

iv)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

The Group accounts for business combinations using the acquisition method as at the acquisition date, when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(c)	Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date.  The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

(d)	Financial Instruments
i)	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price measured under IFRS 15.

ii)	Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

ii)	Classification and subsequent measurement – (Continued)

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (OCI). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

ii)	Classification and subsequent measurement – (Continued)

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

iii)	Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

v)	Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

vi)	Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)	Property, Plant and Equipment

i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii)	Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Land is not depreciated.

The estimated useful lives of assets are as follows:

• Computers	3-6 years
• Furniture and fixtures	5-6 years
• Office equipment	1-7 years
• Motor vehicles	3-7 years
• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets and Goodwill

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)	Technology related Development Cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the intangible assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)   Intangible Assets and Goodwill – (Continued)

v)	Amortization – (Continued)

The estimated useful lives are as follows:

• Technology related development costs	2-5 years
• Software	3-5 years
• Customer – related intangible assets (Customer Relationship)	7-10 years
• Contract – related intangible assets (Non-Compete)	5-6 years
• Marketing – related intangible assets (Brand / Trade Mark)	7-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

Subsequently, if the criteria for held for sale is no longer met, the Group ceases to classify the asset as held for sale. The Group then measures such assets at the lower of:

(a) its carrying amount before the asset was classified as held for sale adjusted for any depreciation, or revaluations that would have been recognised had the asset not been classified as held for sale; and

(b) its recoverable amount at the date of the subsequent decision not to sell.

The Group includes any required adjustment to the carrying amount of  non-current asset that ceases to be classified as held for sale in profit or loss in the period in which the criteria is no longer met. The Group presents that adjustment in the same caption in the consolidated statement of comprehensive income used to present a gain or loss, if any at the time of initial recognition.

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(i)	Impairment

i)	Non-derivative financial assets

Financial instruments and contract assets

The Group recognises loss allowances for ECLs on:

•	financial assets measured at amortised cost;
•	debt investments measured at FVOCI; and
•	contract assets.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Impairment – (Continued)

i)	Non-derivative financial assets – (Continued)

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•	the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in OCI.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Impairment – (Continued)

i)	Non-derivative financial assets – (Continued)

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(j)	Employee Benefits

i)	Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)	Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee benefits – (Continued)

ii)	Defined Benefit Plans – (Continued)

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

iii)	Other Long-term Employee Benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)	Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee benefits – (Continued)

vi)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits/when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(k)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

A provision for onerous contract is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(l)	Revenue from contracts with customers

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of airline tickets including commission earned is recognized as an agent on a net basis when the traveler books the airline ticket as the performance obligation is satisfied by the Group on issuance of an airline ticket to the traveler.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Where the Group has pre-booked the hotel room nights for an anticipated future demand from the traveler and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)	Revenue from contracts with customers – (Continued)

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on the Company’s website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Revenue relating to contracts with travel suppliers which include incentive payments are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet based platforms to travel insurance companies and brand alliance fees is being recognized as the services are being performed as per the terms of the contracts with respective supplier.

Income from rail tickets reservation is recognized as an agent on a net commission earned basis on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), except for certain category of transactions as discussed above, as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages, hotel reservations and bus ticketing is recognized on the customer’s departure, check-in date and date of journey respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

(m)	Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(n)	Leases

On April 1, 2019 the Group had applied IFRS 16 using the modified retrospective approach and therefore the comparative information for the year ended March 31, 2019 had not been restated and continues to be reported under IAS 17 and IFRIC 4.

Policy applicable from April 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

This policy is applied to contracts entered into, on or after April 1, 2019.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(n)	Leases – (Continued)

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the consolidated statement of financial position.

Policy applicable before April 1, 2019

i)	Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between finance expense and reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

ii)	Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(o)	Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial liability.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings.  Foreign currency gains and losses are reported on a net basis.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or
•	the amortised cost of the financial liability.

(p)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(p)	Income Taxes – (Continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

(q)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(r)	Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Group’s executive officers comprising of Group Executive Chairman, Group Chief Executive Officer and Group Chief Financial Officer, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing.  In addition, the Group has made relevant entity-wide disclosures (refer note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(r)	Operating segments – (Continued)

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the travelers and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis.Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of journey.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue (which includes adding back certain promotion expenses reported as a reduction of revenue) as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, contract assets, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, contract liabilities, employee benefits, accrued expenses, deferred revenue, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

(t)	Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated

(u)	New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively, with earlier application permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 1 on its consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(u)	New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

Amendments to IAS 1

On February 12, 2021, the IASB has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 8

On February 12, 2021 the IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

In May 7, 2021, the IASB amends IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 16

On May 14, 2020 the IASB has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

Amendment to IAS 37

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Group's Audit committee.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

–	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.
–	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
–	Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)	Property, Plant and Equipment

The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark and brand names acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trademark / brand names being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method.

c)	Non- Derivative Financial Liabilities

Fair value is calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate.

d)	Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan is measured using Black Scholes Model. Service and non- market performance conditions attached to the arrangements were not taken into account in measuring fair value.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using valuation techniques. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

g)	Financial assets classified as measured at FVTPL

The fair value of the entitlement on future proceeds from sale of stake acquired in a business combination has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend. Further, fair value of the right to receive equity stake in a travel entity acquired in a business combination has been determined based on revenue multiple for comparative companies.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation. The objective of Company is to ensure liquidity which is sufficient to meet company operational requirements in short-term and long-term.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers. Trade receivables have been valued after making provision for allowances based on factors like ageing, historical pattern of credit loss, likelihood of increased credit risk considering impact of COVID–19 pandemic, expected realizability and nature of customers. The objective behind credit risk management is to reduce the Group’s losses which could follow from customers’ insolvency.

Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

a)	Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily Indian Rupees (INR) and USD. The currencies in which these transactions are primarily denominated are INR and USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

b)	Interest Rate Risk

The Group does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Executive Chairman, Group Chief Executive Officer and Group Chief Financial Officer review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue from each LoB is reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.	Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.
2.

Hotels and packages: Through internet based platforms, call-centers and franchise stores, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.

3.	Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, brand alliance fees, income from sale of rail tickets, and car bookings. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments**			Total
Particulars	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
Consolidated revenue	166,714	174,361	57,013	237,524	235,814	67,976	53,745	65,009	24,895	28,028	36,345	13,556	486,011	511,529	163,440
Add: Customer	68,632	75,779	23,513	274,915	265,706	18,652	13,950	17,688	667	861	1,985	76	358,358	361,158	42,908
inducement costs
recorded as a reduction of revenue*
Less: Service cost**	1,193	420	293	160,824	141,404	19,146	8,870	7,060	2,712	58	383	66	170,945	149,267	22,217
Adjusted Margin	234,153	249,720	80,233	351,615	360,116	67,482	58,825	75,637	22,850	28,831	37,947	13,566	673,424	723,420	184,131
Other income													220	1,063	3,672
Personnel expenses													(113,567)	(129,836)	(105,661)
Marketing and sales promotion expenses													(192,080)	(166,603)	(22,741)
Customer inducement costs recorded as a reduction of revenue*													(358,358)	(361,158)	(42,908)
Certain loyalty program costs related to "All other segments"**													(2,467)	(5,053)	(91)
Other operating expenses													(133,295)	(185,401)	(51,075)
Depreciation and amortization													(26,817)	(33,682)	(33,010)
Impairment of goodwill													—	(272,160)	—
Finance income													6,459	3,362	12,100
Finance costs													(11,329)	(21,433)	(4,798)
Impairment in respect of an equity accounted investee													(9,926)	—	—
Share of loss of equity-accounted investees													(887)	(65)	(168)
Loss before tax													(168,623)	(447,546)	(60,549)

Notes: *For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue and reducing service cost.

**Certain loyalty program costs excluded from service cost amounting to USD 91 (March 31, 2020: USD 5,053 and March 31, 2019: USD 2,467) for “All other segments”.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)   OPERATING SEGMENTS –  (Continued)

Geographical Information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2019	2020	2021	2020	2021
India	453,912	490,861	161,313	786,770	764,291
United States	647	536	32	112	437
South East Asia	20,145	10,324	1,375	4,876	4,902
Europe	4,811	3,998	—	—	—
Others	6,496	5,810	720	520	234
Total	486,011	511,529	163,440	792,278	769,864

* Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS
a)	Acquisition of Bitla Software Private Limited

On July 25, 2018, the Group through one of its Indian subsidiaries, acquired 100% of the outstanding shares and voting interest of Bitla Software Private Limited (‘Bitla’), a travel technology provider company in India, through a Share Purchase Agreement ("SPA").

Through this acquisition, the Group aims at providing an extensive offering of technology products and solutions for the bus and hotel suppliers ecosystem and to accelerate growth in all of its travel segments and further strengthen the Group's strong market position.

The operations of Bitla were consolidated in the financial statements of the Group from July 25, 2018. In the year ended March 31, 2019, Bitla contributed revenue of USD 4,208 and loss of USD 1,953 to the Group’s result.

If the acquisition had occurred on April 1, 2018, management estimates that consolidated revenue would have been USD 487,512 and consolidated loss for the year ended March 31, 2019 would have been USD 169,508. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2018.

Consideration transferred

The purchase consideration comprised of the following :

Cash consideration	11,942
Total consideration transferred	11,942

Further, an additional payment may be required that can be forfeited due to termination of employment of the promoter and certain employees. This potential additional liability, which is linked to the service period, had been recorded as compensation cost under IAS 19 for future services till July 2020 and did not form part of consideration for acquiring the shares. On August 25, 2019, the Company entered into an amendment to the SPA wherein the additional payment is no longer linked  to the service period without changing the original payout dates. Accordingly, the Company has recorded the entire compensation cost of USD 3,451 associated with this liability during the year ended March 31, 2020 (March 31, 2019: USD 1,844).

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATION – (Continued)

a)	Acquisition of Bitla Software Private Limited – (Continued)

Acquisition-related costs

The Group incurred acquisition related costs of USD 46 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2019.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Bitla were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	49
Intangible assets*	6,066
Other non-current assets	22
Current assets and liabilities, net (including cash and cash equivalents of USD 691)	464
Employee benefits	(57)
Deferred tax liabilities	(1,317)
Right to receive equity stake in a travel entity	411
Total identifiable net assets acquired	5,638
Goodwill	6,304
Total purchase price	11,942

*Intangible assets includes customer relationship, non-compete, brand/trade-mark and technology related development cost.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 645.

The goodwill was attributable mainly to the skills and technical talent of Bitla’s work force. Goodwill recognized is not expected to be deductible for income tax purposes.

(b)	Acquisition of Quest2Travel.com India Private Limited

On April 30, 2019, the Group through one of its Indian subsidiaries acquired 51% equity interest in Quest2Travel.com India Private Limited ("Q2T"), a corporate travel management company in India. This business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 14,699 to the existing shareholders for the sale of their shares in Q2T.

Through this acquisition, the Group aims at offering entire workflow of travel procurement to large corporate clients for their end-to-end employee travel needs.

The operations of Q2T have been consolidated in the financial statements of the Group from April 30, 2019. In the year ended March 31, 2020, Q2T contributed revenue of USD 3,715 and profit of USD 539 to the Group’s result.

If the acquisition had occurred on April 1, 2019, management estimates that consolidated revenue would have been USD 511,830 and consolidated loss for the year ended March 31, 2020 would have been USD 447,472. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2019.

Total purchase price of the acquisition, net of USD 69 cash acquired is USD 14,630.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATION – (Continued)

(b)	Acquisition of Quest2Travel.com India Private Limited – (Continued)

The Company will also acquire the remaining shares of Q2T from the existing shareholders in cash for an estimated additional consideration of USD 14,550, which represents its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period ending 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The financial liability in respect of acquisition of these shares has been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. Further, during the year ended March 31, 2021, the Company entered into an amendment agreement with the selling shareholders of Q2T and agreed to extend the earn-out period by one year to period ending 2023.

Acquisition-related costs

The Group incurred acquisition related costs of USD 71 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2020.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Q2T were recorded at their fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,449
Intangible assets*	6,792
Other non-current assets	107
Current assets and liabilities, net (including cash and cash equivalents of USD 69)	2,644
Other non- current liabilities	(738)
Deferred tax liabilities	(1,890)
Total identifiable net assets acquired	8,364
Non-controlling interest (49%)	(4,098)
Goodwill	10,433
Total purchase price	14,699

*Intangible assets includes customer relationship, non-compete, brand/trade-mark and technology related development cost.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 3,199.

The goodwill was attributable mainly to the skills and technical talent of Q2T’s work force. Goodwill is not expected to be deductible for income tax purposes.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount of interests and share of loss in these associates.

		As at March 31
Particulars		2020	2021
Carrying amount of interests in associates		5,363	5,262

	For the year ended March 31
Particulars	2019	2020	2021
Company's share of loss in associates	(887)	(65)	(168)
Company's share of other comprehensive income in associates	—	—	—
Company's share of total comprehensive income in associates	(887)	(65)	(168)

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES – (Continued)
a)	HolidayIQ Pte. Ltd. (HolidayIQ)

In July 2015, the Company acquired approximately 30% stake in HolidayIQ which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company recognised an impairment loss of USD 9,926, representing the carrying amount of its investment as at March 31, 2019 in HolidayIQ. During the year ended March 31, 2020, the Company disposed off this investment for a cash consideration of USD 700 and recorded the gain in consolidated statement of profit or loss.

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2020	2021
Financial assets measured at FVOCI
- Equity securities (unlisted)	3,584	5,409
Financial assets measured at amortised cost
- Other securities	99	99
Total	3,683	5,508

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

10)	REVENUE

The Group’s operations and main revenue streams are described in the last and these consolidated financial statements.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other factors. (refer note 6)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2020	2021
Receivables, which are included in ‘Trade and other receivables’	46,814	19,403
Contract liabilities	34,912	34,176
Non-current	1,548	453
Current	33,364	33,723
Total contract liabilities	34,912	34,176

Contract assets primarily relate to the Group’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

10)	REVENUE – (Continued)

B. Contract balances – (Continued)

Changes in contract assets are as follows:

	As at March 31
	2020	2021
Balance at the beginning of the year	313	—
Revenue recognised during the year	—	—
Invoices raised during the year	(307)	—
Translation exchange difference	(6)	—
Balance at the end of the year	—	—

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations, and consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future which is deferred.

As at March 31, 2020, USD 30,408 (March 31, 2019: USD 63,531) of advance consideration received from customers for travel bookings was reported within contract liabilities, USD 15,115 (March 31, 2020: USD 57,612) of which was applied to revenue and USD 6,329 (March 31, 2020: USD 4,283)  was refunded to customers during the year ended March 31, 2021. As at March 31, 2021, the related balance was USD 31,878.

As at March 31, 2020, USD 4,504 (March 31, 2019: USD 6,804) of consideration allocated to customer loyalty programs and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, USD 2,868 (March 31, 2020: USD 5,923) of which was applied to revenue during the year ended March 31, 2021. As at March 31, 2021, the related balance was USD 2,298.

11)	OTHER REVENUE

	For the year ended March 31
Particulars	2019	2020	2021
Facilitation fees	20,410	20,608	2,422
Brand alliance fees	2,641	621	3,479
Advertising revenue	781	4,495	3,152
Service fees on rail reservation	700	2,021	1,047
Miscellaneous	3,496	8,600	3,456
Total	28,028	36,345	13,556

12)	OTHER INCOME

	For the year ended March 31
Particulars	2019	2020	2021
Government grant received	—	—	1,167
Gain on disposal of an equity-accounted investee	—	700	—
Excess provision written back	167	363	593
Net gain on disposal of property, plant and equipment	53	—	—
Gain on lease modification	—	—	1,912
Total	220	1,063	3,672

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

13)	PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2019	2020	2021
Wages, salaries and other employees benefits	66,358	78,988	64,387
Contributions to defined contribution plans	3,068	3,890	2,994
Expenses related to defined benefit plans (refer note 33)	1,122	1,598	1,194
Equity-settled share based payment (refer note 34)	39,745	41,487	35,589
Employee welfare expenses	3,274	3,873	1,497
Total	113,567	129,836	105,661

14)	OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2019	2020	2021
Payment gateway and other charges	56,589	59,241	13,385
Outsourcing expenses	24,335	32,899	7,877
Travelling and conveyance	3,586	4,271	247
Communication	5,339	6,525	2,857
Repairs and maintenance	5,303	5,905	3,904
Rent	6,581	—	—
Legal and professional*	7,975	9,670	4,364
Website hosting charges	11,228	20,165	12,129
Provision for litigations	—	30,800	—
Net loss on de-recognition of property, plant and equipment	—	19	406
Miscellaneous expenses	12,359	15,906	5,906
Total	133,295	185,401	51,075

Notes: *Includes Nil towards cost related to share based payment for the year ended March 31, 2021 (March 31, 2020: USD 144 and March 31, 2019: USD 288).

15)	DEPRECIATION AND AMORTIZATION

	For the year ended March 31
Particulars	2019	2020	2021
Depreciation*	3,895	9,347	8,973
Amortization	22,922	24,335	24,037
Total	26,817	33,682	33,010

Notes: *Upon adoption of IFRS 16, the Group has recognised depreciation on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties. (refer note 14,16 and 18)

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

16)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2019	2020	2021
Recognized in profit or loss
Interest income on term deposits	4,876	2,845	4,628
Change in fair value of financial asset measured at FVTPL	—	30	—
Change in fair value of financial liability measured at FVTPL	—	—	350
Other interest income	1,583	487	2,554
Net foreign exchange gain	—	—	4,568
Finance income	6,459	3,362	12,100
Interest expense on financial liabilities measured at amortised cost	299	157	2,035
Change in fair value of financial liability measured at FVTPL	—	1,421	—
Net foreign exchange loss	9,783	13,734	—
Impairment loss on trade and other receivables	816	1,563	358
Interest expense on lease liabilities*	—	2,731	1,867
Finance and other charges	431	1,827	538
Finance costs	11,329	21,433	4,798
Net finance income (costs) recognized in profit or loss	(4,870)	(18,071)	7,302

Notes: *Upon adoption of IFRS 16 the Group has recognised depreciation on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties. (refer note 14,15 and 18)

17)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2019	2020	2021
Current tax expense
Current period	(60)	(349)	(24)
Adjustment for prior period	—	—	(56)
Current tax expense	(60)	(349)	(80)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	7,156	14,844	4,203
Change in unrecognized deductible temporary differences	(6,385)	(14,700)	(3,335)
Utilization of previously unrecognised tax losses	29	159	37
Recognition of previously unrecognized tax losses	—	—	3,509
Utilization of previously recognized tax losses	—	75	173
Deferred tax benefit (expense)	800	378	4,587
Total	740	29	4,507

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	INCOME TAX BENEFIT (EXPENSE) – (Continued)

Income tax recognized in other comprehensive income

	For the year ended March 31
	2019			2020			2021
Particulars		Tax			Tax			Tax
	Before tax	(expense) benefit	Net of tax	Before tax	(expense) benefit	Net of tax	Before tax	(expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(72,919)	—	(72,919)	(73,252)	—	(73,252)	13,497	—	13,497
Equity instruments at FVOCI - net change in fair value	(508)	—	(508)	(1,979)	—	(1,979)	1,825	—	1,825
Remeasurement of defined benefit (asset) liability	(585)	—	(585)	(346)	—	(346)	(199)	—	(199)
Total	(74,012)	—	(74,012)	(75,577)	—	(75,577)	15,123	—	15,123

Amounts directly recognised in equity
	For the year ended March 31
	2019			2020			2021
Particulars		Tax			Tax			Tax
	Before tax	(expense) benefit	Net of tax	Before tax	(expense) benefit	Net of tax	Before tax	(expense) benefit	Net of tax
Convertible notes (refer note 28)	—	—	—	—	—	—	37,768	(6,646)	31,122

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	INCOME TAX BENEFIT (EXPENSE) – (Continued)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2019		2020		2021
Loss for the year		(167,883)		(447,517)		(56,042)
Income tax benefit (expense)		740		29		4,507
Loss before tax		(168,623)		(447,546)		(60,549)
Income tax benefit using the Company's domestic tax rate	14.99%	25,285	15.00%	67,130	15.00%	9,081
Effect of tax rates in foreign jurisdictions	13.19%	22,238	2.84%	12,702	7.12%	4,313
Non deductible expenses	1.39%	(2,338)	9.52%	(42,601)	4.74%	(2,873)
Tax exempt income	0.42%	709	0.09%	383	0.04%	25
Impact of change in tax laws	—	—	0.05%	227	3.66%	2,219
Utilization of previously unrecognised tax losses	0.02%	29	0.04%	159	0.06%	37
Recognition of previously unrecognized tax losses	—	—	—	—	5.80%	3,509
Utilization of previously recognized tax losses	—	—	0.02%	75	0.29%	173
Current year losses for which no deferred tax asset was recognized	23.03%	(38,830)	5.21%	(23,338)	14.16%	(8,574)
Change in unrecognised temporary differences	3.79%	(6,385)	3.28%	(14,700)	5.51%	(3,335)
Others	0.02%	32	0.00%	(8)	0.11%	(68)
Income tax benefit (expense)		740		29		4,507

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use) #	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work-in- Progress	Total
Cost
Balance as at March 31, 2019	879	529	-	15,914	917	1,952	1,497	6,583	89	28,360
Transition Impact of IFRS 16 #	-	-	24,994	-	-	-	-	-	-	24,994
Balance as at April 1, 2019	879	529	24,994	15,914	917	1,952	1,497	6,583	89	53,354
Acquisitions through business combination (refer note 7)	-	-	945	14	191	93	71	135	-	1,449
Additions #	-	-	3,974	-	-	-	-	-	-	3,974
Additions/Adjustment	-	-	-	1,903	79	319	864	623	5	3,793
Disposals	-	-	-	(1,287)	(15)	(183)	(526)	(100)	-	(2,111)
Effect of movements in foreign exchange rates	(26)	(16)	(1,571)	(1,143)	(79)	(134)	(127)	(499)	(4)	(3,599)
Balance as at March 31, 2020	853	513	28,342	15,401	1,093	2,047	1,779	6,742	90	56,860
Balance as at April 1, 2020	853	513	28,342	15,401	1,093	2,047	1,779	6,742	90	56,860
Additions #	-	-	1,275	-	-	-	-	-	-	1,275
Additions/Adjustment	-	-	-	286	11	46	224	165	(90)	642
Disposals	-	-	(8,061)	(3,062)	(240)	(248)	(379)	(2,024)	-	(14,014)
Effect of movements in foreign exchange rates	39	24	1,972	329	25	28	37	121	-	2,575
Balance as at March 31, 2021	892	537	23,528	12,954	889	1,873	1,661	5,004	-	47,338
Accumulated depreciation
Balance as at April 1, 2019	-	439	-	10,239	390	1,243	815	1,735	-	14,861
Depreciation for the year	-	60	-	2,349	208	332	331	783	-	4,063
Depreciation for the year (Impact of IFRS 16) #	-	-	5,284	-	-	-	-	-	-	5,284
Disposals	-	-	-	(1,201)	(5)	(168)	(499)	(99)	-	(1,972)
Effect of movements in foreign exchange rates	-	(17)	(272)	(762)	(37)	(83)	(48)	(154)	-	(1,373)
Balance as at March 31, 2020	-	482	5,012	10,625	556	1,324	599	2,265	-	20,863
Balance as at April 1, 2020	-	482	5,012	10,625	556	1,324	599	2,265	-	20,863
Depreciation for the year	-	36	-	2,039	198	324	397	1,646	-	4,640
Depreciation for the year (Impact of IFRS 16) #	-	-	4,333	-	-	-	-	-	-	4,333
Disposals	-	-	(1,436)	(2,783)	(203)	(235)	(197)	(1,742)	-	(6,596)
Effect of movements in foreign exchange rates	-	19	1,581	247	13	17	16	46	-	1,939
Balance as at March 31, 2021	-	537	9,490	10,128	564	1,430	815	2,215	-	25,179
Carrying amounts
As at April 1, 2019	879	90	-	5,675	527	709	682	4,848	89	13,499
As at March 31, 2020	853	31	23,330	4,776	537	723	1,180	4,477	90	35,997
As at April 1, 2020	853	31	23,330	4,776	537	723	1,180	4,477	90	35,997
As at March 31, 2021	892	-	14,038	2,826	325	443	846	2,789	-	22,159

# Upon adoption of IFRS 16 the Group has recognised right-of-use assets and lease liabilities and also charged depreciation on these assets.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non-Compete	Brand/Trade Mark	Technology Related Development Cost	Software	Intangible assets under development	Total
Cost
Balance as at April 1, 2019	946,323	6,517	652	142,673	56,118	6,798	4,017	1,163,098
Acquisitions through business combination (refer note 7)	10,433	4,858	287	558	1,089	—	—	17,225
Additions/Adjustment*	—	—	—	—	8,469	363	505	9,337
Disposals	—	—	—	—	(1,635)	(202)	—	(1,837)
Effect of movements in foreign exchange rates	(67,723)	(704)	(40)	(9,506)	(3,881)	(475)	(265)	(82,594)
Balance as at March 31, 2020	889,033	10,671	899	133,725	60,160	6,484	4,257	1,105,229
Balance as at April 1, 2020	889,033	10,671	899	133,725	60,160	6,484	4,257	1,105,229
Additions/Adjustment*	—	—	—	—	8,033	329	(234)	8,128
Disposals	—	—	—	—	(480)	(1,751)	—	(2,231)
Effect of movements in foreign exchange rates	18,219	200	17	2,551	1,176	134	81	22,378
Balance as at March 31, 2021	907,252	10,871	916	136,276	68,889	5,196	4,104	1,133,504
Accumulated amortization and impairment losses
Balance as at April 1, 2019	9,625	2,135	479	39,095	34,452	5,931	2,505	94,222
Amortization for the year	—	1,533	63	13,129	9,207	403	—	24,335
Impairment for the year	272,160	—	—	—	—	—	—	272,160
Disposals	—	—	—	—	(1,515)	(205)	—	(1,720)
Effect of movements in foreign exchange rates	—	(154)	(12)	(2,739)	(2,298)	(423)	(132)	(5,758)
Balance as at March 31, 2020	281,785	3,514	530	49,485	39,846	5,706	2,373	383,239
Balance as at April 1, 2020	281,785	3,514	530	49,485	39,846	5,706	2,373	383,239
Amortization for the year	—	1,463	64	12,540	9,665	305	—	24,037
Disposals	—	—	—		(468)	(1,743)	—	(2,211)
Effect of movements in foreign exchange rates	5,593	69	12	949	756	118	35	7,532
Balance as at March 31, 2021	287,378	5,046	606	62,974	49,799	4,386	2,408	412,597
Carrying amounts
As at April 1, 2019	936,698	4,382	173	103,578	21,666	867	1,512	1,068,876
As at March 31, 2020	607,248	7,157	369	84,240	20,314	778	1,884	721,990
As at April 1, 2020	607,248	7,157	369	84,240	20,314	778	1,884	721,990
As at March 31, 2021	619,874	5,825	310	73,302	19,090	810	1,696	720,907

* Represents addition of USD 7,741 (March 31, 2020:USD 8,488) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 7,975 (March 31, 2020: USD 7,983).

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU (business operations) representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The Group has allocated goodwill to the individual CGUs and not to a group of CGUs.

The acquisition of the Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’) in January 2017 resulted in the recognition of goodwill of USD 950,204 which was allocated to the then identified CGUs i.e. ibibo Group - Go ibibo (USD 802,181) and ibibo Group - redBus (USD 148,023).  During the year ended March 31, 2020 the Group recorded an impairment loss of USD 270,855 related to ibibo Group - Go ibibo CGU and such impairment was fully allocated to goodwill.

As at April 1, 2020, the goodwill was allocated to the following CGUs:

As at April 1,
Particulars	2020
ibibo Group - Go ibibo	447,712
ibibo Group - redBus	141,737
Other units without significant goodwill	17,799
Total	607,248

On January 31, 2021, the Group completed integration of the air ticketing business of MakeMyTrip India Private Limited (MMT) and Ibibo Group Private Limited (Go) and of the hotels and packages businesses of MMT and Go, pursuant to the Group drawing significant synergies and benefits from the integrated businesses, thereby leading to a change in the composition of its CGUs.

Over the years, efforts were made to draw synergies between the air businesses of MMT and Go and also between the hotels and packages businesses of MMT and Go.  Synergies were planned through the integration of supply agreements, technology and data platforms and accounting systems. As part of this planned integration, during the year, the Group completed the remaining key integration tasks relating to the technology backbone including pricing policies and integration of various functions of MMT and Go such as post sales and customer service processes, resulting in  a reorganization of the internal reporting structure, which was completed by January 31, 2021. As a result of the integration, management monitors operations and makes decisions for the combined air ticketing business (MMT + Go) and for the combined hotels and packages business (MMT + Go).

In conjunction with these business integration activities, the Group reorganized its reporting structure as well to align with the newly integrated businesses. Thus, the goodwill which was initially (at the time of acquisition of ibibo Group) allocated to ibibo Group - Go ibibo CGU of USD 802,181 (and was subsequently impaired by USD 270,855 to USD 466,762 as of January 31, 2021 (including the impact of currency translation adjustments of USD 64,564)), has been re-allocated to the newly established CGUs structure using a relative fair value approach on January 31, 2021 and has been reassessed for impairment at the level of the air ticketing and hotels and packages CGUs. The Group tested goodwill for impairment immediately before and after the integration and concluded that the recoverable amounts of CGUs exceeded their corresponding carrying amounts and therefore there was no impairment recognized.

As a consequence of the goodwill re-allocation, the allocation of goodwill to the CGUs as at March 31, 2021 is as follows:

As at March 31,
Particulars	2021
Air ticketing	248,660
Hotels and Packages	225,027
ibibo Group – redBus	136,786
Other units without significant goodwill	9,401
Total	619,874

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill – (Continued)

(a) Air ticketing and Hotels and packages

The recoverable amount of these CGUs was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGUs. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in the estimation of value in use were as follows:

	As at March 31, 2021
		Hotels and
Particulars	Air ticketing	packages
Discount rate (pre-tax)	19.4%	19.4%
Discount rate (post-tax)	16.0%	16.0%
Terminal value growth rate	4.5%	4.5%
Revenue growth rate	15.0% - 106.3%	19.0% - 118.2%
EBITDA margin (5 years)	6.6% - 18.2%	(7.1%) - 17.9%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as of March 31, 2021 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these units to exceed their recoverable amount.

b) ibibo  Group - redBus

The recoverable amount of this CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in the estimation of value in use were as follows:

	As at March 31
Particulars	2020	2021
Discount rate (pre-tax)	20.1%	18.9%
Discount rate (post-tax)	16.0%	16.0%
Terminal value growth rate	4.0%	4.0%
Revenue growth rate	(24.2)% - 48.6%	20.0% - 124.7%
EBITDA margin (5 years)	1.3% - 23.1%	9.8% - 21.9%

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill – (Continued)

b) ibibo  Group – redBus –(Continued)

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as of March 31, 2021 and March 31, 2020 as the recoverable value of the CGU exceeded the carrying value. The recoverable amount of the CGU exceeds the carrying amount by approximately 37.5% as at March 31, 2021 (March 31, 2020: 24.1%). An increase of 4.97% (March 31, 2020: 9.30%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 6.12% (March 31, 2020: 4.15%) shall equate the recoverable amount with the carrying amount of the CGU.

c) ibibo  Group - Go ibibo:

During the end of the fourth quarter of 2019-20, the Group experienced a significant decline in its stock price and operating results due to an increased negative impact of COVID-19 pandemic resulting in the continued weakness in the macroeconomic environment and foreign exchange rates. The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of the CGU was determined to be higher than its recoverable amount and an impairment loss of USD 270,855 was recognised during the year ended March 31, 2020. The impairment loss was fully allocated to goodwill.

The key assumptions used in the estimation of value in use were as follows:

As at March 31
Particulars	2020
Discount rate (pre-tax)	17.4%
Discount rate (post-tax)	15.5%
Terminal value growth rate	4.5%
Revenue growth rate	(59.9)% - 147.1%
EBITDA margin (5 years)	(25.8)% - 30.4%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimates. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. Following the impairment loss recognised in this CGU, the recoverable amount was equal to the carrying amount as at March 31, 2020.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2020	2021
Deductible temporary differences	39,963	37,368
Tax loss carry forwards	164,590	178,792
Total	204,553	216,160

During the year ended March 31, 2019, 2020 and 2021, the Company did not recognize deferred tax assets on tax losses, unabsorbed depreciation and other temporary differences mainly related to share based payments and employee benefits, because it is not probable that future taxable profits will be available. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses excluding unabsorbed depreciation in the subsidiaries expire at various dates ranging from 2022 to 2035 except for the tax losses in the Singapore and Indonesia entity amounting to USD 3,027, which can be carried forward for an indefinite period. Unabsorbed depreciation of USD 30,609 in the Indian subsidiaries can be carried forward for an indefinite period. Other deductible temporary differences do not have any expiry date.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2020	2021	2020	2021	2020	2021
Particulars	Assets		Liabilities		Net
Intangible assets, excluding goodwill	—	—	(20,916)	(19,410)	(20,916)	(19,410)
Trade and other receivables	48	48	—	—	48	48
Convertible notes	—	—	—	(6,364)	—	(6,364)
Employee benefits	119	73	—	—	119	73
Other non-current liabilities	5	8	—	—	5	8
Share based payments	228	111	—	—	228	111
Tax loss carry forwards	18,739	21,670	—	—	18,739	21,670
Deferred tax assets/(liabilities) before set off	19,139	21,910	(20,916)	(25,774)	(1,777)	(3,864)
Set off	(19,139)	(21,910)	19,139	21,910	—	—
Net deferred tax assets/(liabilities)	—	—	(1,777)	(3,864)	(1,777)	(3,864)

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	TAX ASSETS AND LIABILITIES – (Continued)

Movement in deferred tax assets/(liabilities) during the year

					Effects of					Effects of
	Balance			Recognised in	movement	Balance			Recognised in	movement	Balance
	as at	Acquired in	Recognised	other	in foreign	as at	Recognised	Recognised	other	in foreign	as at
	April 1,	business	in profit or	comprehensive	exchange	March 31,	in profit or	directly in	comprehensive	exchange	March 31,
Particulars	2019	combination	loss	income	rates	2020	loss	equity	income	rates	2021
Intangible assets, excluding goodwill	(30,002)	(1,890)	9,110	—	1,866	(20,916)	1,917	—	—	(411)	(19,410)
Trade and other receivables	—	—	51	—	(3)	48	(1)	—	—	1	48
Convertible notes	—			—		—	282	(6,646)	—	—	(6,364)
Employee benefits	—	—	66	—	53	119	(48)	—	—	2	73
Share based payments	115	—	241	—	(128)	228	(120)	—	—	3	111
Tax loss carry forwards	29,286	—	(9,034)	—	(1,513)	18,739	2,555	—	—	376	21,670
Other non-current liabilities	—	—	(56)	—	61	5	2	—	—	1	8
Total	(601)	(1,890)	378	—	336	(1,777)	4,587	(6,646)	—	(28)	(3,864)

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

21)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2020	2021
Trade and other receivables, net of provision	46,814	19,403
Due from employees	542	479
Security deposits, net of provision	8,152	5,900
Interest accrued on term deposits	557	1,549
Total	56,065	27,331
Non-current	2,658	2,154
Current	53,407	25,177
Total	56,065	27,331

The trade receivables primarily consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks is disclosed in note 5 and 35.

The information related to impairment losses related to trade and other receivables is disclosed in note 35.

Trade and other receivables from related parties are disclosed in note 38.

22)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2020	2021
Cash in hand	90	65
Funds in transit	4,631	13,236
Bank balances	113,477	218,141
Term deposits	11,683	63,624
Total	129,881	295,066

As of March 31, 2021, bank balances include USD 125 (March 31, 2020: USD 3) against which mainly letters of credit have been issued to various airlines.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

23)	TERM DEPOSITS

	As at March 31
Particulars	2020	2021
Term deposits	38,030	154,868
Total	38,030	154,868
Non-current	207	25,043
Current	37,823	129,825
Total	38,030	154,868

As of March 31, 2021, term deposits with banks include Nil (March 31, 2020: USD 90) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2021, term deposits include USD 723 (March 31, 2020: USD 1,402) pledged with banks against bank guarantees, bank overdraft facility and other facilities.

24)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2020	2021
Advance to suppliers	49,565	47,530
Prepaid expenses	3,063	2,988
Other assets	800	551
Total	53,428	51,069

25)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2020	2021
Prepaid expenses	131	33
Receivable from related party*	—	55
Total	131	88

* Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee), (refer note 38).

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars		Share	Share		Share	Share
	Number	capital	premium	Number	capital	premium
Balance as at April 1, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Shares issued during the year on	312,764	—	8,237	—	—	—
exercise of share based awards
Conversion of class B shares to	2,970,295	1	91,195	(2,970,295)	(1)	(91,195)
ordinary shares
Balance as at March 31, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920
Balance as at April 1, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920
Shares issued during the year on	1,478,172	1	35,642	—	—	—
exercise of share based awards
Balance as at March 31, 2021	65,065,075	33	803,277	39,667,911	20	1,217,920

*Par value of USD 0.0005 per share

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

B. Nature and purpose of reserves

i.   Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, U.A.E, Peru, Colombia, Indonesia and China subsidiaries.

ii.  Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	CAPITAL AND RESERVES – (Continued)

B. Nature and purpose of reserves – (Continued)

iii. Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv. Equity component of convertible notes

It represents equity component of convertible notes issued during the year.

C. Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity, convertible notes and operating cash. The Group’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Group. The Group is not subject to any externally imposed capital requirements.

27)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the years ended March 31, 2019, 2020 and 2021:

	For the year ended March 31
Particulars	2019	2020	2021
Loss attributable to ordinary shareholders (including Class B shareholders)	(167,759)	(447,781)	(55,639)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	103,989,421	105,190,507	106,797,245
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	103,989,421	105,190,507	106,797,245
Loss per share (USD)
Basic	(1.61)	(4.26)	(0.52)
Diluted	(1.61)	(4.26)	(0.52)

For the year ended March 31, 2021, 1,965,251 (March 31, 2020: 2,060,026 and March 31, 2019: 2,445,546) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2021, 812,988 ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 5 and 35.

	As at March 31
Particulars	2020	2021
Non-current liabilities
Secured bank loans	698	426
Lease liabilities	20,915	13,616
Convertible notes	—	187,574
Non-current portion of loans and borrowings	21,613	201,616

	As at March 31
Particulars	2020	2021
Current liabilities
Current portion of secured bank loans	333	309
Current portion of lease liabilities	3,638	2,030
Current portion of loans and borrowings	3,971	2,339

Convertible Notes

Amount
Proceeds from issue of convertible notes	230,000
Issue expenses	(6,539)
Net proceeds	223,461
Amount classified as equity (net of issue expenses USD 1,105) (refer note 17)	(37,768)
Interest accrued	1,881
Carrying amount of liability at March 31, 2021	187,574

On February 9, 2021, the Company issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS – (Continued)

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, are accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes. The liability component will be accreted up to the principal amount over a remaining period of 2.88 years representing the first date on which the amount could be required to be paid to the Notes holders.

Terms and debt repayment schedule of outstanding loans, lease liabilities and convertible notes:

				As at March 31, 2020		As at March 31, 2021
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	rate	maturity	value	amount	value	amount
Secured bank loans	INR	7%-11%	2020 - 2026	1,471	1,031	1,288	735
Lease liabilities		10%-11%	2020 - 2028	41,432	24,553	33,118	15,646
Convertible notes	USD	7.39%	2024	—	—	230,000	187,574

The bank loans are secured over motor vehicles with a carrying amount of USD 778 as at March 31, 2021 (March 31, 2020: USD 1,089).

The information related to contractual maturities of lease liabilities is disclosed in note 35

Credit facilities

The Group has fund based limits with various banks amounting to USD 50,750 as at March 31, 2021 (March 31, 2020: USD 5,347). Additionally, in order to increase balance sheet flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group has secured credit and guarantee facilities of 70,000 facility from an affiliate of Group's largest shareholder. As at March 31, 2021 (March 31, 2020: Nil) the Group has drawn Nil against these limits.

As at March 31, 2021, the Group has obtained limits of USD 11,515 (March 31, 2020: USD 37,796) for bank guarantees, primarily in favor of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain term deposits (refer note 23), property, plant and equipment, inventory and trade receivables of USD 43,580 (March 31, 2020: USD 79,811) of various subsidiaries which are availing these limits. As at March 31, 2021 and March 31, 2020, the Parent Company has issued guarantees to a bank in respect of credit facilities granted to MakeMyTrip (India) Private Limited and Ibibo Group Private Limited.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS – (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
		Lease	Secured
	Convertible Notes	Liabilities	bank loans	Total
Balance as at April 1, 2018	—	—	652	652
Proceeds from bank loans	—	—	336	336
Repayment of bank loans	—	—	(239)	(239)
Interest accrued	—	—	50	50
Interest paid	—	—	(50)	(50)
Effect of change in foreign exchange rates	—	—	(42)	(42)
Balance as at March 31, 2019	—	—	707	707
Impact due to initial application of IFRS 16	—	24,877	—	24,877
Restated balance as at April 1, 2019	—	24,877	707	25,584
Proceeds from bank loans	—	—	702	702
Repayment of bank loans	—	—	(316)	(316)
Acquired though business combination	—	945	9	954
Additions to lease liabilities	—	3,974	—	3,974
Payment of lease liabilities	—	(3,481)	—	(3,481)
Interest accrued	—	2,731	61	2,792
Interest paid	—	(2,731)	(61)	(2,792)
Effect of change in foreign exchange rates	—	(1,762)	(71)	(1,833)
Balance as at March 31, 2020	—	24,553	1,031	25,584
Proceeds from bank loans	—	—	191	191
Repayment of bank loans	—	—	(505)	(505)
Proceeds from issuance of convertible notes (excluding equity component)	191,127	—	—	191,127
Direct cost incurred in relation to convertible notes (excluding equity component)	(5,434)	—	—	(5,434)
Additions to lease liabilities	—	1,277	—	1,277
Adjustment due to modifications	—	(8,564)	—	(8,564)
Payment of lease liabilities	—	(2,045)	—	(2,045)
Interest accrued	1,881	1,867	116	3,864
Interest paid	—	(1,867)	(116)	(1,983)
Effect of change in foreign exchange rates	—	425	18	443
Balance as at March 31, 2021	187,574	15,646	735	203,955

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2020	2021
Statutory liabilities	5,688	11,261
Employee related payables	7,066	6,914
Refund due to customers	22,558	49,527
Deferred income	236	576
Other liabilities (related to business combination) (refer note 7 (b))	5,441	5,473
Total	40,989	73,751

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2020	2021
Deferred income	295	815
Other liabilities (related to business combination) (refer note 7 (b))	9,480	9,402
Total	9,775	10,217

31)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2020	2021
Trade payables	21,018	23,812
Accrued expenses	49,729	29,769
Total	70,747	53,581

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 35.

32)	PROVISIONS

	As at March 31
Particulars	2020	2021
Provision for litigations	30,800	30,800
	30,800	30,800
Movement of provision
Opening Balance	—	30,800
Provided/(utilized) during the year	30,800	—
Closing Balance	30,800	30,800

During the year ended March 31, 2020, the Group has recorded provisions in relation to ongoing litigations, which represent the best estimate of the expenditure to be incurred. The matters are currently pending at the Court and their outcome is uncertain.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2020	2021
Net defined benefit liability	4,834	5,849
Other long term employee benefit (liability for compensated absences)	1,501	1,630
Total employee benefit liabilities	6,335	7,479

	As at March 31
Particulars	2020	2021
Present value of unfunded obligations	4,834	5,849
Total	4,834	5,849

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited (‘MMT India’), Ibibo Group Private Limited (‘Ibibo’), Bitla Software Private Limited (‘Bitla’), Quest2Travel.com India Private Limited (‘Q2T’) and TripMoney Fintech Solutions Private Limited (‘TripMoney’)) is a defined benefit plan. The plans in Ibibo and Q2T are funded, whereas plans in MMT India, Bitla and TripMoney are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A. Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components:

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2020	2021	2020	2021	2020	2021
Balance as at April 1	4,269	5,669	(845)	(835)	3,424	4,834
Acquired through business combination	281	—	(167)	—	114	—
Included in profit or loss
Current service cost	930	949	—	—	930	949
Past service cost	432	—	—	—	432	—
Interest cost (income)	302	283	(66)	(38)	236	245
	1,664	1,232	(66)	(38)	1,598	1,194
Included in other comprehensive income
Remeasurement loss (gain) :
- Actuarial loss (gain) arising from :
- financial assumptions	(72)	(158)	—	—	(72)	(158)
- experience adjustment	314	493	—	—	314	493
- Return on plan assets excluding interest		—	104	(136)	104	(136)
income	—
	242	335	104	(136)	346	199
Effects of movement in foreign exchange
rates	(406)	125	66	(15)	(340)	110
Other
Contribution by employer	—	—	(26)	(2)	(26)	(2)
Benefits paid	(381)	(871)	99	385	(282)	(486)
Balance as at March 31	5,669	6,490	(835)	(641)	4,834	5,849

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	EMPLOYEE BENEFITS – (Continued)

A. Movement in the net defined benefit liability – (Continued)

	As at March 31
Particulars	2020	2021
Present value of defined benefit obligation	5,669	6,490
Less: fair value of plan assets	(835)	(641)
Net defined benefit liability	4,834	5,849

Net defined benefit liability represented by:	As at March 31
	2020	2021
MMT India	3,465	3,996
Ibibo	1,104	1,463
Bitla	104	200
Q2T	161	170
TripMoney	—	20

B. Actuarial assumptions

Principal actuarial assumptions are given below:

	As at March 31
Particulars	2020	2021
Discount rate (per annum)	5.70%-6.40%	5.40%-6.20%
Future salary growth (per annum)	5.00%-11.00%	5.00%-11.00%
Withdrawal rates	25%	10%-25%
Retirement age (years)	58-65	58-65

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

C. Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2020		For the year ended March 31, 2021
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(251)	274	(257)	280
Future salary growth (1% movement)	276	(260)	275	(260)
Withdrawal rates (10% movement)	(636)	1,240	(632)	1,185

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	EMPLOYEE BENEFITS – (Continued)

D. Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2020	2021
Funds managed by the insurer	100%	100%

E. Description of plan characteristics

The Gratuity scheme is a final salary Defined Benefit Plan that provides for a lump sum payment made on exit either by way of retirement, death, disability or voluntary withdrawal. The benefits are defined on the basis of final salary and the period of service and paid as lump sum at exit.

F. Description of plan associated risks

The plan design means the risks commonly affecting the liabilities and the financial results are expected to be:

1. Interest rate risk : The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

2. Salary Inflation risk : Higher than expected increases in salary will increase the defined benefit obligation.

3. Demographic risk : This is the risk of variability of results due to unsystematic nature of decrements that include mortality, withdrawal, disability and retirement. The effect of these decrements on the defined benefit obligation is not straight forward and depends upon the combination of salary increase, discount rate and vesting criteria. It is important not to overstate withdrawals because in the financial analysis the retirement benefit of a short career employee typically costs less per year as compared to a long service employee.

G. Description of funding arrangements and policies related to plan assets of Ibibo

There are no statutory minimum funding requirements for such plan mandated in India. However a Company can fund the benefits by way of a separate irrevocable Trust to take advantage of tax exemptions and also to ensure security of benefits.

The scheme is funded by way of a separate irrevocable Trust and the Company is expected to make regular contributions to the Trust. The fund is managed by an insurance company and the assets are invested in their conventional group gratuity product. The fund provides a capital guarantee of the balance accumulated and declares interest periodically that is credited to the fund account. Although we know that the fund manager invests the funds as per products approved by Insurance Regulatory and Development Authority and investment guidelines as stipulated under section 101 of IT Act, the exact asset mix is unknown and not publicly available. The Trust assets managed by the fund manager are highly liquid in nature and we do not expect any significant liquidity risks.

The Trustees are responsible for the investment of the assets of the Trust as well as the day to day administration of the scheme. Administrative expenses of the trust are met by the company. The Trustees are required to conduct necessary business e.g. approval of trust's financial statements, review investment performance.

H. Expected benefit payments for the year ending:

Amount
March 31, 2022	1,252
March 31, 2023	1,227
March 31, 2024	1,336
March 31, 2025	1,363
March 31, 2026	1,402
Thereafter	5,494

The weighted average duration of the defined benefit obligation is 4-6 years (March 31, 2020: 4-7 years)

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)  MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2019, 2020 and 2021, respectively.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
	2019	2019	2020	2020	2021	2021
Outstanding at the beginning of the year	1.28	261,410	1.98	17,839	1.98	17,839
Exercised during the year	1.23	(243,571)	—	—	—	—
Outstanding at the end of the year	1.98	17,839	1.98	17,839	1.98	17,839
Exercisable at the end of the year	1.98	17,839	1.98	17,839	1.98	17,839

The options outstanding at March 31, 2021 have an exercise price per share of USD 1.98 (March 31, 2020: USD 1.98 and March 31, 2019: USD 1.98) and a weighted average contractual life of 3 months (March 31, 2020: 1 year and 3 months and March 31, 2019: 2 years and 3 months).

b)  Share Incentive Plan

i) Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2019, 2020 and 2021, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each RSUs represents the right to receive one common share. The fair value of each RSUs is the market price of one common share of the Group on the date of grant.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2019	1,325,531	Refer notes	4 –8 years
RSUs granted during the year ended March 31, 2020	1,334,759	Refer notes	4 –8 years
RSUs granted during the year ended March 31, 2021	1,478,191	Refer notes	4 –8 years

Notes:

Of the RSUs granted during the year ended March 31, 2021:

- 205,872 (March 31, 2020: 846,044 and March 31, 2019: 1,199,663) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	SHARE BASED PAYMENT – (Continued)

b)  Share Incentive Plan – (Continued)

i) Restricted Share Units (RSUs) – (Continued)

Terms and Conditions of the Share Incentive Plan – (Continued)

- 484,152 (March 31, 2020: 305,131 and March 31, 2019: Nil) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- 251,750 (March 31, 2020: Nil and March 31, 2019: Nil) RSUs have graded vesting over 2 years: 25% on the expiry of 6 months from the grant date, 25% on the expiry of 12 months from the grant date, 25% on the expiry of 18 months from the grant date, 25% on the expiry of 24 months from the grant date.

- 209,611 (March 31, 2020: Nil and March 31, 2019: Nil) RSUs have graded vesting over 1 year: 25% on the expiry of 3 months from the grant date, 25% on the expiry of 6 months from the grant date, 25% on the expiry of 9 months from the grant date, 25% on the expiry of 12 months from the grant date.

- Nil (March 31, 2020: Nil and March 31, 2019: 125,868) RSUs have graded vesting over 4 years: 50% on the expiry of 36 months from the grant date, and 50% on the expiry of 48 months from the grant date. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the individual performance. Maximum shares the employees are eligible to receive under this scheme are 120% of the total RSUs granted.

-Nil (March 31, 2020: 180,714 and March 31, 2019: Nil) RSUs have 100% vesting on September 30,2022, 325,444 (March 31, 2020: 2,098 and March 31, 2019: Nil) RSUs have 100% vesting on September 30, 2023 and 779 (March 31, 2020: Nil and March 31, 2019: Nil) RSUs have 100% vesting on September 30, 2024. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 583 (March 31, 2020: 772 and March 31, 2019: Nil) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of six months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
	2019	2019	2020	2020	2021	2021
Outstanding at the beginning of the year	0.0005	5,433,399	0.0005	5,734,826	0.0005	6,437,422
Granted during the year	0.0005	1,325,531	0.0005	1,334,759	0.0005	1,478,191
Forfeited and expired during the year	0.0005	(307,257)	0.0005	(319,399)	0.0005	(470,810)
Exercised during the year	0.0005	(716,847)	0.0005	(312,764)	0.0005	(1,465,072)
Outstanding at the end of the year	0.0005	5,734,826	0.0005	6,437,422	0.0005	5,979,731
Exercisable at the end of the year	0.0005	1,650,767	0.0005	2,812,252	0.0005	3,328,012

The grant date fair value of RSUs granted during the year is in the range of USD 13.34 to USD 30.92 (March 31, 2020: USD 22.43 to USD 27.60 and March 31, 2019: USD 24.33 to USD 36.15).

The RSUs outstanding at March 31, 2021 have an exercise price per share of USD 0.0005 (March 31, 2020: USD 0.0005 and March 31, 2019: USD 0.0005) and a weighted average contractual life of 4.2 years (March 31, 2020: 4.6 years and March 31, 2019: 4.9 years).

During the year ended March 31, 2021, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 28,141 (March 31, 2020: USD 36,388 and March 31, 2019: USD 39,714) and, under legal and professional expenses (refer note 14) amounted to Nil (March 31, 2020: 144 and March 31, 2019: 288) for the RSUs granted under the share incentive plan.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	SHARE BASED PAYMENT – (Continued)

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2020,  the Group granted ESOPs, under the plan to eligible employees  Each ESOP represents the right to receive one hundred common equity shares of the Group.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the ESOPs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of ESOPs
ESOPs granted during the year ended March 31, 2020	21,588	Refer notes	4 – 7 years

Notes:

Of the ESOPs granted during the year ended March 31, 2020:

- 21,588 ESOPs have graded vesting over 3 years: one third on the expiry of 12 months from the grant date, one thirds on the expiry of 24 months from the grant date, one third on the expiry of 36 months from the grant date.

- These ESOPs can be exercised within a period of 48 months from the date of vesting or within a period of six months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted		Weighted
	Average		Average
	Exercise		Exercise
Particulars	Price per	Number of	Price per	Number of
	ESOP (USD)	Awards	ESOP (USD)	Awards
		For the Year Ended March 31
	2020	2020	2021	2021
Outstanding at the beginning of the year	—	—	2,229	21,588
Granted during the year	2,229	21,588	—	—
Forfeited and expired during the year	2,229	—	2,229	(1,968)
Exercised during the year	2,229	—	2,229	(131)
Outstanding at the end of the year	2,229	21,588	2,229	19,489
Exercisable at the end of the year	—	—	2,229	6,409

The ESOPs outstanding at March 31, 2021 have an exercise price per option of USD 2,229 (March 31, 2020: USD 2,229 and March 31, 2019: Nil) and a weighted average contractual life of 4.5 years (March 31, 2020: 5.5 years and March 31, 2019: Nil).

During the year ended March 31, 2021, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 7,448 (March 31, 2020: USD 5,099 and March 31, 2019: Nil) for the ESOPs granted under the share incentive plan.

Inputs for Measurement of Grant Date Fair Values of ESOPs

Fair value of ESOP and assumptions	For the Year Ended March 31,2020
Share price at grant date (USD)	2,302
Fair value at grant date (USD)	722 - 1,014
Exercise price (USD)	2,229
Expected volatility	43.8% - 49.0%
Expected term	3-5 years
Expected dividends	—
Risk-free interest rate	1.5%

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	SHARE BASED PAYMENT – (Continued)

c)  Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2019, 2020, 2021, respectively, no employee stock options or ESOPs, were granted to employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan was 10 years from the vesting date.

The number and weighted average exercise price of employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted		Weighted
	Average		Average
	Exercise		Exercise
Particulars	Price per	Number of	Price per	Number of
	share (USD)	Awards	share (USD)	Awards
	For the Year Ended March 31
	2019	2019	2020	2020
Outstanding at beginning of the year	0.0154	21,955	0.0154	13,664
Granted during the year	—	—	—	—
Forfeited and expired during the year	0.0154	(8,291)	0.0141	(9,117)
Exercised during the year	—	—	0.0141	(4,547)
Outstanding at the end of the year	0.0154	13,664	—	—
Exercisable at the end of the year	0.0154	13,664	—	—

During the year ended March 31, 2020, plan has been closed and all related liabilities has been settled with the employees.

The ESOPs outstanding at March 31, 2020 have an exercise price per share of Nil (March 31, 2019: USD 0.0154) and weighted average contractual life of Nil (March 31, 2019: 8.7 years).

During the year ended March 31, 2020, share based payment expense recognized under personnel expenses (refer note 13) amounted to Nil (March 31, 2019: USD 31) for the ESOPs granted under the Bona Vita ESOP plan.

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2020	2021
Trade and other receivables	56,065	27,331
Receivable from related party	—	55
Term deposits	38,030	154,868
Cash and cash equivalents (except cash in hand)	129,791	295,001
Total	223,886	477,255

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, A, AA-, BB+, BBB-, based on rating agency Fitch ratings.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2020	2021
India	48,758	23,571
Thailand	3,901	1,324
Malaysia	318	157
Singapore	562	188
Others	2,526	2,091
Total	56,065	27,331

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2020	2021
Airlines	16,564	6,239
Retail customers	3,145	117
Corporate customers	26,625	10,757
Deposit with hotels and others	8,152	5,900
Term deposits with bank	38,030	154,868
Others	1,579	4,318
Total	94,095	182,199

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience for customers.

The age of trade and other receivables, term deposits and security deposits at the reporting date was:

	As at March 31
Particulars	2020		2021
	Gross	Impairment	Gross	Impairment
Not past due	58,418	—	166,805	—
Past due 0-30 days	14,834	—	7,600	—
Past due 30-120 days	13,531	—	4,704	—
More than 120 days	10,205	2,893	5,571	2,481
Total	96,988	2,893	184,680	2,481

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2020	2021
Balance at the beginning of the year	1,851	2,893
Allowance for impairment	1,563	358
Amounts written off against the allowance	(346)	(908)
Effects of movement in exchange rate	(175)	138
Balance at the end of the year	2,893	2,481

Allowance for impairment mainly represents amounts due from airlines and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade and other receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2020
Non-derivative
financial liabilities		Contractual
(including hybrid	Carrying	cash	6 months
financial liabilities)	amount	flows*	or less	6-12 months	1-2 years	2-5 years	More than 5 years
Lease liabilities	24,553	(35,539)	(3,236)	(2,779)	(4,978)	(12,463)	(12,083)
Secured bank loans	1,031	(1,188)	(207)	(205)	(371)	(405)	—
Trade and other payables	70,747	(70,747)	(70,747)	—	—	—	—
Other liabilities (related	14,921	(16,710)	(5,570)	—	(5,570)	(5,570)	—
to business combination)
Refund due to customers	22,558	(22,558)	(22,558)	—	—	—	—
Total	133,810	(146,742)	(102,318)	(2,984)	(10,919)	(18,438)	(12,083)

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2021
Non-derivative
financial liabilities		Contractual
(including hybrid	Carrying	cash	6 months
financial liabilities)	amount	flows*	or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes	187,574	(230,000)	—	—	—	(230,000)	—
Lease liabilities	15,646	(21,956)	(1,745)	(1,798)	(3,636)	(8,318)	(6,459)
Secured bank loans	735	(824)	(186)	(174)	(258)	(206)	—
Trade and other payables	53,581	(53,581)	(53,581)	—	—	—	—
Other liabilities (related	14,875	(17,055)	(5,685)	—	(5,685)	(5,685)	—
to business combination)
Refund due to customers	49,527	(49,527)	(49,527)	—	—	—	—
Total	321,938	(372,943)	(110,724)	(1,972)	(9,579)	(244,209)	(6,459)

Notes: * Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Liquidity Risk – (Continued)

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2020	2021
Cash and cash equivalents	129,881	295,066
Term deposits	38,030	154,868
Loans and borrowings	(1,031)	(188,309)
Net cash position	166,880	261,625

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR and USD. The currencies in which these transactions are primarily denominated are INR and USD.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2020	2021
Trade and other receivables	1,403	956
Trade and other payables	(168,676)	(210,884)
Cash and cash equivalents	605	136
Net exposure	(166,668)	(209,792)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
	Financial Year		As at March 31
USD	2019-20	2020-21	2020	2021
INR 1	0.0141	0.0135	0.0134	0.0136

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

Particulars	For the year ended March 31
	2020	2021
10% strengthening of USD against INR	(15,152)	(19,072)

A 10% depreciation of the USD against INR, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s fixed rate interest-bearing financial instruments was as follows:

Particulars	As at March 31
	2020	2021
Fixed rate instruments
Financial assets
Term deposits	38,030	154,868
Receivable from related party	—	55
Financial liabilities
Secured bank loans	(1,031)	(735)
	36,999	154,188

Fair Value Sensitivity Analysis

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Group does not have any variable rate interest bearing financial instruments.

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

	As at March 31, 2020		As at March 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	3,584	3,584	5,409	5,409
	3,584	3,584	5,409	5,409
Financial assets not measured at fair value (Amortised cost)
Other investments - other securities	99	99	99	99
	99	99	99	99
Financial liabilities measured at fair value
Other liabilities (related to business combination)	14,921	14,921	14,875	14,875
	14,921	14,921	14,875	14,875
Financial liabilities not measured at fair value (Other financial liabilities)
Secured bank loans	1,031	1,031	735	735
Convertible notes	—	—	187,574	187,574
	1,031	1,031	188,309	188,309

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, receivable from related party, trade and other payables and refund due to customers is reasonably approximates to its carrying amount.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2021
Particulars	Level 1	Level 2	Level 3	Total
Other investments (equity securities-FVOCI)	—	—	5,409	5,409
Total Assets	—	—	5,409	5,409
Other liabilities (related to business combination)	—	—	14,875	14,875
Total Liabilities	—	—	14,875	14,875

	As at March 31, 2020
Particulars	Level 1	Level 2	Level 3	Total
Other investments (equity securities-FVOCI)	—	—	3,584	3,584
Total Assets	—	—	3,584	3,584
Other liabilities (related to business combination)	—	—	14,921	14,921
Total Liabilities	—	—	14,921	14,921

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2021
	Other	Other
	liabilities	investments
Particulars	(related to	(equity
	business	securities -
	combination)	FVOCI)
Opening balances	14,921	3,584
Total gains and losses recognized in:
-profit or loss	(350)	—
-other comprehensive income
-net change in fair value	—	1,825
-effect of movements in foreign exchange rates	304	—
Closing balances	14,875	5,409

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

	As at March 31, 2020
	Other	Other
	liabilities	investments	Right to
Particulars	(related to	(equity	receive equity
	business	securities -	stake in a
	combination)	FVOCI)	travel entity
Opening balances	—	5,563	411
Acquired through business combination (refer note 7)	14,550	—	—
Total gains and losses recognized in:
-profit or loss	1,421	—	30
-other comprehensive income
-net change in fair value	—	(1,979)	—
-effect of movements in foreign exchange rates	(1,050)	—	—
Settlement by issuance of shares (refer note 24)	—	—	(441)
Closing balances	14,921	3,584	—

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Sensitivity Analysis

Other investments - equity securities

For the fair values of other investments – equity securities, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020		For the year ended March 31, 2021
	Other Comprehensive Income		Other Comprehensive Income
	Increase	Decrease	Increase	Decrease
Annual revenue growth rate	314	(312)	424	(414)
EBITDA Margin	145	(145)	265	(265)
Risk adjusted discount rate	(280)	330	(419)	492

Other liabilities (related to business combination)

For the fair values of other liabilities related to business combination, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020		For the year ended March 31, 2021
	Profit or loss		Profit or loss
	Increase	Decrease	Increase	Decrease
Risk adjusted discount rate	144	(149)	179	(185)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2021 and March 31, 2020, as well as the significant unobservable inputs used.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Valuation Techniques and significant unobservable inputs – (Continued)

Financial Instruments measured at fair value:

		Significant	Inter- relationship between
	Valuation	unobservable	significant unobservable inputs and
Type	technique	inputs	fair value measurement
Other investments -	Discounted cash flows: The valuation	Forecast annual revenue growth rate :	The estimated fair value would
equity securities	model considers the present value of	4% - 25%	increase (decrease) if :
	expected free cash flows, discounted	(March 31, 2020: (47%) - 50%)	- the annual revenue growth rate
	using a risk adjusted discount rate.	Forecast EBITDA margin:	were higher (lower)
		(3%) - 25%	- the EBITDA margin were higher
		(March 31, 2020: (13%) - 26%)	(lower)
		Risk adjusted discount rate: 17.0%	- the risk adjusted discount rate was
		(March 31, 2020: 17.0%)	lower (higher)

Other liabilities	Discounted cash flows: The valuation	Expected cash flows: USD 17,054	The estimated fair value would
(related to business	model considers the present value of	(March 31, 2020: USD 16,710)	increase (decrease) if:
combination)	the expected future payments,	Risk-adjusted discount rate: 10.20%	– the expected cash flows were higher
	discounted using a risk-adjusted	(March 31, 2020: 10.20%)	(lower);
	discount rate.		– the risk-adjusted discount rate were
lower (higher).

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, refund due to customers, convertible notes and lease liabilities.

Impact of COVID-19 pandemic

Financial assets carried at fair value as at March 31, 2021 is USD 5,409 (March 31, 2020: USD 3,584), which is measured using level 3 inputs. This financial asset represents investment made in equity shares of  companies engaged in travel business, which is fair valued based on discounted cash flow method after considering the uncertainties arising out of COVID-19 pandemic.

Financial assets of USD 450,088 as at March 31, 2021 (March 31, 2020: USD 168,010), carried at amortised cost is in the form of cash and cash equivalents, term deposits with bank, other investments - other securities and receivable from related party where the Group has assessed the counterparty credit risk. Trade and other receivables of USD 27,331 as at March 31, 2021 (March 31, 2020: USD 56,065), forms a significant part of the financial assets carried at amortised cost which is valued considering provision for allowance using expected credit loss method. In addition to the historical pattern of credit loss, management have considered the likelihood of increased credit risk and consequential default considering emerging situations due to COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of counterparty, impact immediately seen in the demand outlook of these counterparties and the financial strength of the counterparties in respect of whom amounts are receivable.

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 77 as at March 31, 2021 (March 31, 2020: USD 326).

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)	LEASES

Leases as lessee (IFRS 16)

The Group leases property taken for offices. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals. Previously, till March 31, 2019, these lease were classified as operating leases under per IAS 17.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property in 'property, plant and equipment', the same line item as it presents underlying assets of the same nature that it owns (refer note 18).

	As at March 31
	2020	2021
Opening balance	24,994	23,330
Additions to right-of-use assets	3,974	1,275
Acquisitions through business combination (refer note 7(b))	945	—
Effect of movements in foreign exchange rates	(1,299)	391
Derecognition of right-of-use assets	—	(6,625)
Depreciation charged during the year	(5,284)	(4,333)
Closing Balance	23,330	14,038

ii) Amounts recognised in statement of profit or loss

	For the year ended March 31
	2019	2020	2021
Interest on lease liabilities (refer note 16)	—	2,731	1,867
Depreciation on right-of-use assets (refer note 18)	—	5,284	4,333
Rent (leases under IAS 17) (refer note 14)	6,581	—	—

iii) Amounts recognised in statement of cash flows

	For the year ended March 31
	2019	2020	2021
Total cash outflows for leases (principal + interest)	—	6,212	3,912

iv) Extension option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Impact of COVID-19 pandemic

The Group has adopted amendment in IFRS 16 related to COVID 19 – Related Rent Concession which provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. It requires lessees that apply the exemption to account for COVID-19-related rent concessions as if they were not lease modifications. Lessees need to disclose that fact and need to apply the exemption retrospectively in accordance with IAS 8, but they do not require to restate prior period numbers. The practical expedient is available only for lease payments originally due upto June 2022. Accordingly, the Group has reversed lease liabilities with a corresponding recognition of income in profit or loss of USD 911 for the year ended March 31, 2021.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#^ (from April 30, 2018)
Key management personnel	Jane Jie Sun# (from August 30, 2019)
Key management personnel	Cindy Xiaofan Wang# (from August 30, 2019)
Key management personnel	Xing Xiong# (from August 30, 2019)
Key management personnel	Xiangrong Li (from September 6, 2019)
Key management personnel	Vivek Narayan Gour (upto September 6, 2019)
Key management personnel	Patrick Luke Kolek* (upto August 30, 2019)
Key management personnel	Charles St Leger Searle* (upto August 30, 2019)
Key management personnel	Aileen O’Toole* (from January 24, 2019 to August 30, 2019)
Key management personnel	Oliver Minho Rippel*(upto January 24, 2019)
Key management personnel	Yuvraj (Raj) Thacoor* (upto April 30, 2018)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company	Naspers Limited and its subsidiaries (upto August 30, 2019)
and its subsidiaries
Entities having significant influence over the Company	Trip.com Group Limited (formerly known as Ctrip.com International,
and its subsidiaries	Limited) and its subsidiaries (from August 30, 2019)
Equity-accounted investee	Inspirock, Inc.
Equity-accounted investee	Simplotel Technologies Private Limited
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	Pasajebus SpA (from May 7, 2019)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries (upto January 10, 2020)

Notes:   # nominees of Trip.com Group Limited (Trip.com)

* nominees of MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited)

^ Paul Laurence Halpin, who was formerly a nominee of MIH, continues to serve on the board of directors of the Group as a nominee of Trip.com with effect from August 30, 2019.

(A) Transactions with key management personnel:

Key management personnel compensation comprised**:

	For the year ended March 31
Particulars	2019	2020	2021
Short-term employee benefits	2,239	2,287	1,961
Contribution to defined contribution plan	68	184	21
Share based payment	21,984	19,804	16,767
Legal and professional	76	77	38
Total	24,367	22,352	18,787

Note: ** Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)

(A) Transactions with key management personnel – (Continued):

	As at March 31
Balance Outstanding	2020	2021
Employee related payables	655	1,207
Accrued expenses	48	34

(B) Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2019	2020	2021
Key management personnel services	2	4	5
Consultancy services	26	28	13

(C) Transactions with entity having significant influence over the Company and its subsidiaries:

a) MIH Internet SEA Pte. Ltd.

Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH. In September 2018, the Company has realised USD 17,101 against this entitlement.

b) Naspers Limited and its subsidiaries

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of Nil  (March 31, 2020: USD 402,242 and March 31, 2019: USD 1,002,195)  was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of Nil (March 31, 2020: USD 5,070 and March 31, 2019: USD 11,333) was charged by these entities for rendering these services to the Company, which is recognised under payment gateway charges (refer note 14).

The Company procured air tickets of Nil (March 31, 2020: Nil and March 31, 2019: USD 829) as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator. Further, the Company also sold hotel room nights and bus tickets as an agent of Nil (March 31, 2020: Nil and March 31, 2019: USD 516) to this entity and paid commission expense of Nil (March 31, 2020: Nil and March 31, 2019: USD 26).

c) Trip.com and its subsidiaries

	For the year ended March 31
Transactions	2019	2020	2021
Sale (refund) of air ticketing^	—	1,241	(14)
Purchase (refund) of air ticketing^	—	21,610	(659)
Sale of hotels and packages^	—	7,734	425
Purchase of hotels and packages^	—	6,451	647
Commission received	—	190	11
Commission paid	—	1,087	61
Other operating expenses	—	1,556	284

^represents gross amount booked/charged for the air ticketing and hotels and packages transactions

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)

(C) Transactions with entity having significant influence over the company and its subsidiaries- (Continued):

c) Trip.com and its subsidiaries – (Continued)

	As at March 31
Balance Outstanding	2020	2021
Trade and other receivables	657	62
Trade payables	1,138	489
Prepaid expenses	97	—

(D) Transactions with equity-accounted investees and its subsidiaries

a) Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

b) HolidayIQ Pte. Ltd and its subsidiaries

Transactions	For the year ended March 31
	2019	2020	2021
Revenue from air ticketing	38	6	—
Services received	—	11	—

During the year ended March 31, 2020, the Group has sold its entire stake in HolidayIQ Pte. Ltd. for total consideration of USD 700.

c) PasajeBus SpA

In May 2019, the Group has acquired approximately 20.5% equity stake in PasajeBus Spa, by exercising its right which was acquired as a part of business combination.

	For the year ended March 31
Transactions	2019	2020	2021
Ancillary revenue	—	110	81

		As at March 31
Balance outstanding		2020	2021

Trade receivables		32	22

d) Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2019	2020	2021
Loan given	—	—	55
Interest income	—	—	3

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)

(D) Transactions with equity-accounted investees and its subsidiaries - (Continued):

d) Saaranya Hospitality Technologies Private Limited – (Continued)

	As at March 31
Balance outstanding	2020	2021
Loan outstanding	—	55

(E) Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances is secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

39)	LIST OF MATERIAL SUBSIDIARIES

		Ownership	Ownership
	Place of	interest as at	interest as at
Name of entity	Incorporation	March 31, 2020	March 31, 2021
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
4. Ibibo Group Private Limited	India	100%	100%
5. Bitla Software Private Limited	India	100%	100%

40)	NON-CONTROLLING INTERESTS

In May 2019, the Group acquired an additional 27.6% equity interest in Empresa Digital Peruana SAC increasing its ownership from 72.4% to 100% for a cash consideration of USD 3,178. The transaction has resulted in increase in accumulated deficit of USD 3,178 forming part of equity attributable to owners of the Company.

41)	CONTINGENCIES

On February 28, 2019, a judgement of the Supreme Court of India interpreting certain statutory defined contribution obligations of employees and employers altered historical understandings of such obligations, extending them to cover additional portions of the employee’s income. However, the judgement isn’t explicit if such interpretation may have retrospective application resulting in increased contribution for past and future years for certain India based employees of the Company. The Company has been legally advised that there are numerous interpretative challenges on the retrospective application of the judgment which results in impracticability in estimation of and timing of payment and amount involved. As a result of lack of implementation guidance and interpretative challenges involved, and also in view of certain stakeholders’ request to re-evaluate the pronouncement itself, the Company is unable to reliably estimate the amount involved. Accordingly, the Company shall re-evaluate the amount of provision, if any, on obtaining further clarity on the matter.

42)	CODE ON SOCIAL SECURITY, 2020

The Parliament of India has approved the Code on Social Security, 2020 which would impact the contributions by the Group towards provision for gratuity. The effective date from which the changes are applicable is yet to be notified and the rules are yet to be framed. The Group will carry out an evaluation of the impact and record the same in the financial statements in the period in which the Code becomes effective and the related rules are published.

MAKEMYTRIP LIMITED

Year ended March 31, 2021

Notes to the Consolidated Financial Statements – (Continued)

(Amounts in USD thousands, except per share data and share count)

43)	QUARTERLY FINANCIAL DATA (UNAUDITED)

(source: condensed consolidated interim financial statements)

	For the three months ended				Year Ended
	June 30,	September	December	March 31,	March 31,
	2020	30, 2020	31, 2020	2021	2021
Revenue
Air ticketing	3,756	10,873	18,168	24,216	57,013
Hotels and packages	1,121	4,388	24,405	38,062	67,976
Bus ticketing	338	2,652	10,096	11,809	24,895
Other revenue	1,146	3,139	4,137	5,134	13,556
Total revenue	6,361	21,052	56,806	79,221	163,440
Other income	1,360	416	479	1,417	3,672
Service cost
Procurement cost of hotels and packages services	237	397	6,167	12,345	19,146
Other cost of providing services	97	313	1,172	1,580	3,162
Personnel expenses	24,980	25,356	26,579	28,746	105,661
Marketing and sales promotion expenses	884	2,294	7,795	11,768	22,741
Other operating expenses	7,627	10,308	15,020	18,120	51,075
Depreciation and amortization	8,483	8,870	7,895	7,762	33,010
Result from operating activities	(34,587)	(26,070)	(7,343)	317	(67,683)
Loss before tax	(34,704)	(21,309)	(3,569)	(967)	(60,549)
Profit (loss) for the period	(34,570)	(21,177)	(3,496)	3,201	(56,042)

	For the three months ended				Year Ended
	June 30,	September	December	March 31,	March 31,
	2019	30, 2019	31, 2019	2020	2020
Revenue
Air ticketing	44,613	45,992	47,911	35,845	174,361
Hotels and packages	68,524	46,763	72,989	47,538	235,814
Bus ticketing	18,321	14,257	17,737	14,694	65,009
Other revenue	10,279	10,945	8,252	6,869	36,345
Total revenue	141,737	117,957	146,889	104,946	511,529
Other income	35	152	781	95	1,063
Service cost
Procurement cost of hotels and packages services	46,123	27,934	43,273	24,074	141,404
Other cost of providing services	3,429	2,818	3,353	3,316	12,916
Personnel expenses	31,157	32,564	31,659	34,456	129,836
Marketing and sales promotion expenses	54,526	40,054	44,994	27,029	166,603
Other operating expenses	41,263	38,072	40,273	65,793	185,401
Depreciation and amortization	8,172	8,547	8,492	8,471	33,682
Impairment of goodwill	—	—	—	272,160	272,160
Result from operating activities	(42,898)	(31,880)	(24,374)	(330,258)	(429,410)
Loss before tax	(42,624)	(36,597)	(29,599)	(338,726)	(447,546)
Loss for the period	(42,592)	(36,803)	(29,511)	(338,611)	(447,517)